02028988

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Senkee Mining Corp.

*CURRENT ADDRESS

PROCESSED
MAY 21 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 2948 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: [signature]

DATE : 5/14/02

82-2948

02 MAY -8 AM 10: 38

AR/S
12-31-01

TENKE MINING CORP.

ANNUAL REPORT

2001

TENKE MINING CORP.
REPORT TO SHAREHOLDERS
For the Year Ended December 31, 2001

The Board of Directors is pleased to present the following report to shareholders on the activities of the Company over the past year and its plans for fiscal 2002. The Company holds a 55% interest in the Tenke Fungurume copper/cobalt deposits located in the Democratic Republic of Congo. In addition, the Company also has options to acquire a 100% interest in the Vicuna copper/gold/silver project in Argentina/Chile. In the year 2002 the Company intends to build upon these assets through the acquisition of new prime base and/or precious metal exploration acreage, focusing on the rich opportunities available today in Argentina. The Company has assembled a top team to achieve this goal and has initiated assembly of a project and regional prospect database with the intent to be in active exploration by the third quarter of 2002.

Tenke Fungurume Project – Democratic Republic of Congo

Much progress has been made in the Democratic Republic of Congo over the past year. Political conditions are gradually stabilizing with the result that the investment climate in the country is improving. Of significance, political conditions are evolving guided by the conditions set out in the Lusaka Accord and the DRC is working with the World Bank in setting out a new national mining code along international standards. Positive results from the Inter-Congolese Dialogue and enactment of the new code will further stimulate a more confident, positive investment climate in the country.

During the year, the Company brought in a second option partner, Phelps Dodge, to work with Tenke and BHP Billiton on the development of the Tenke Fungurume copper/cobalt project. Having both Phelps Dodge and BHP Billiton join Tenke significantly strengthens the Company's ability to advance Tenke Fungurume and it brings the resources of two of the world's largest copper producers to bear on the development of this world-class deposit. BHP Billiton holds an option to acquire a controlling interest in Tenke Fungurume and to function as the primary operator of the project. Phelp's Dodge has an option to acquire 50% of BHP Billiton's position in the project. Tenke has been working closely with BHP Billiton and Phelps Dodge on the preparation of technical and economic studies related to the planned future development of Tenke Fungurume. A series of meetings with Gecamines, the DRC state mining company, and the Government have taken place over the past year to discuss and negotiate the development plans for Tenke Fungurume. These discussions are expected to continue over the next several months. The Company remains optimistic about the prospects of advancing the Tenke Fungurume project in the near future.

The Tenke Fungurume concessions are located in Katanga Province in the southernmost part of the country. The concessions host large, high-grade copper/cobalt deposits and are considered among the largest and richest in the world. Resources are in excess of 547 million tonnes grading 3.5% copper and 0.27% cobalt (233 million tonnes measured and indicated @ 2.9% Cu and 0.30% Co and 314 million tonnes inferred @ 4.04% Cu and 0.25% Co).

Prior to Tenke's involvement, there had been approximately 176,000 metres of drilling, 12 kilometres of underground workings and 125 kilometres of surface trenches and pits carried out on the property. Considerable sums had been expended on the property on exploration, various studies, equipment and infrastructure. Substantial infrastructure exists on-site, including a 1,700 metre sealed airstrip, several rail sidings and spurs, a camp, electrical substation, a quarry, water wells and storage, building and crusher foundations and partially completed steel framed buildings. A main highway, rail line and power line pass through the property. Tenke has subsequently invested significantly on exploration and pre-development studies. Tenke carried out additional diamond drilling as well as resource calculations, mine planning, process design and testwork, environmental baseline studies, infrastructure design and layout, and tailings management studies. A bankable feasibility study was nearing completion when Force Majeure conditions were invoked in February, 1999.

Vicuna Project and New Exploration in Argentina

The Vicuna project encompasses a large land position in the Andes, due east of Copiapo, Chile. The project is located in a prolific copper/gold belt system straddling the Argentina/Chile border which hosts, among others, the multi-million ounce Pascua/Veladero gold deposits.

During the 2000/2001 exploration program (October, 2000-April, 2001), the Company made a discovery of significant copper mineralization at the Filo del Sol target located near the centre of Vicuna project. The Filo del Sol target was one of several targets investigated and the best results from this initial drilling program were obtained here. A total of 3,986 metres of drilling were completed in 24 holes. These holes were widely spaced over the project area from 0.25 kilometres to 1 kilometre apart. Key intercepts included

VRC-04: 118m @ 0.51% Cu + 81 g/t Ag + 0.38 g/t Au from 162m to total depth
VRC-05: 168m @ 0.86% Cu + 33 g/t Ag + 0.23 g/t Au from 96m to total depth

Further drilling expanded the mineralization at Filo del Sol southwards in Hole VRC-20. Hole VRC-20 was drilled 500 metres south of the mineralized body discovered at Filo del Sol and returned a 58 metre intercept averaging 0.85% copper, 18 g/t silver and 0.41 g/t gold, including a 38 metre intercept of 1.12% copper, 9 g/t silver and 0.45 g/t gold - within this intercept there is a supergene enriched zone of chalcocite/chalcanthite which averages 1.89% copper over 18 metres. The hole was angled across a zone of complex sheeted structures (striking northeastward) south of the mapped Filo del Sol diatreme and ended in mineralized porphyry. Drill hole VRC-20 clearly shows that the enargite copper mineralization discovered at Filo del Sol is also open to the south and that it can be high grade when supergene enriched. The dimensions of the mineralized area delineated to date are 1,600 metres long by 200-600 metres wide, and a known depth of at least 150 metres (mineralization is open at depth).

The Company's partner during the year, Rio Tinto, funded this first drilling program at Vicuna and commended Tenke on its success. Although pleased with the copper discovery, Rio Tinto's principal target was gold at this project and Rio Tinto elected not to participate further. Rio Tinto had an option to earn a 51% interest in the project. Tenke is now in dialogue with several major companies for potential partnership of the project. The scope of further exploration on the project will be dependent upon establishment of appropriate arrangements with a new partner.

In addition to the Vicuna project, the Company is looking to expand its operations in Argentina and explore further the mining opportunities available in the country. There has never been a better time to explore in Argentina – it is attractive not only fiscally but the country is rich in mineral resources and opportunities abound for the discovery of new world class precious metal and base metal deposits. To that end, the Company was pleased to announce recently that two of the top geologists in the country, Mr. Patricio Jones and Mr. Ricardo Martinez, have teamed up again and will work with Tenke to seek out those opportunities. Mr. Jones and Mr. Martinez are the same team that discovered the multi-million ounce Veladero gold deposit for Argentina Gold Corp.

Prior to Argentina Gold, Mr. Jones was involved with International Musto Explorations Ltd. and was instrumental in the development of Musto's Baja de la Alumbrera copper/gold deposit in Argentina. Alumbrera is now one of the world's largest copper and gold mining operations and is currently owned by MIM, Rio Tinto and Bhpbilliton.

Over the next several months, the Company will compile technical and legal data, acquire and review satellite data and then commence classification and prioritization of potential projects for further evaluation. A field review of the top 10-15 prospects will follow from which targets will be selected for initial exploration.

Administrative

During the year, the Company completed a private placement of 2,000,000 units in the capital stock of the Company raising gross proceeds of Cdn$1,000,000 for general working capital purposes.

Subsequent to the recently-completed financial year, the Company concluded the placement of 3,800,000 common shares at a price of Cdn$0.40 per share for gross proceeds of Cdn$1,520,000.

ON BEHALF OF THE BOARD

Adolf H. Lundin
President

April 19, 2002

TENKE MINING CORP.
MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND OPERATING RESULTS
(Amounts in U.S. Dollars unless otherwise indicated)
DECEMBER 31, 2001

The following discussion and analysis of the financial condition and results of operations for Tenke Mining Corp. should be read in conjunction with the consolidated financial statements for the years ended December 31, 2001 and 2000 and related notes therein.

General

Tenke Mining Corp. (the "Company"), together with its subsidiaries, is a mineral resource corporation engaged in exploring, acquiring and developing precious and base metal properties. The Company holds a 55% interest in the Tenke Fungurume copper/cobalt deposits (the "Tenke Fungurume Project") located in the Democratic Republic of Congo ("DRC"). In addition, the Company also has options to acquire a 100% interest in the Vicuña and other properties located in Argentina and Chile.

Results of Operations

The Company's net loss and net income for the years ended December 31, 2001 and 2000 were $3.9 million and $189,000 respectively. The net loss for the year ended December 31, 2001 included $3.6 million of expenditures related to the write-off of the Vicuña Project costs to operations and the relinquishment of the Lirio property (see Vicuña Project below). In addition, for the years ended December 31, 2001 and 2000, the Company reversed accrued expenses of $130,000 and a provision for income taxes of $872,000, respectively, in connection with the disposition of previously held oil and gas interests.

General and administrative expenses for the years ended December 31, 2001 and 2000 were $430,000 and $599,000, respectively, representing a decrease of $169,000. The decrease was primarily due to a reduced level of activities. In particular, stock exchange and filing fees decreased by $39,000 from $93,000 to $54,000. Professional fees also decreased by $18,000 from $157,000 to $139,000. General exploration and project investigation expenses were $46,000, a decrease of $13,000 from $59,000. There were no amortization expenses for 2001 compared to $85,000 in 2000 as these capitalized expenditures had been fully amortized.

The losses are a reflection of the Company's status as a non-revenue producing mineral company. As the Company has no source of income, losses are expected to continue.

Liquidity and Capital Resources

At December 31, 2001 the Company had working capital of $81,000. In October 2001, the Company completed a private placement of 2,000,000 units in the capital stock of the Company at a price of CDN$0.50 per unit for gross proceeds of CDN$1,000,000. Each unit is comprised of one common share and one-half of a share purchase warrant. Each whole warrant is exercisable into one common share over a two year period at a price of CDN$0.55 per share in the first year and CDN$0.60 per share in the second year.

Subsequent to December 31, 2001, the Company concluded a private placement of 3,800,000 common shares of the Company at CDN $0.40 per share for gross proceeds of CDN $1,520,000.

Mineral Properties

Tenke Fungurume Project

During the year ended December 31, 2001 the Company received $1,466,000 from BHP World Exploration Inc. ("BHP") pursuant to terms of an option agreement signed in December 1998 with BHP. BHP will, as long as the agreement remains in force, fund certain on-going project expenditures in accordance with the terms agreed. In 2001, these project expenditures included expenses relating to meetings with BHP and Gécamines to advance negotiations on alternative scenarios to allow the project to proceed, for detailed financial analysis and other commercial modeling and for holding costs and maintenance of the existing infrastructure at the Tenke Fungurume Project site. The agreement with BHP provides for project funding only and does not fund the Company's own corporate costs. The option, if exercised, would allow BHP to acquire at least a 45% interest in the Tenke Fungurume Project.

On February 23, 1999, the Company advised Gécamines, and the Government of DRC, that the continuing military turmoil and political events in the DRC, which commenced in August 1998, materially affected the Company's ability to carry out development of the Tenke Fungurume Project. These events entailed and continue to entail material changes and uncertainty as to the conditions of development and operation, including power supply, transportation and construction resources and government stability and thereby undermine the existing draft feasibility study and make it impossible to produce a final feasibility study. Notice was given of Force Majeure in accordance with the Company's agreements which has the effect of adjusting all time periods and dates under these agreements by taking into account the extension and delay arising out of these events of Force Majeure. The Company is required to make certain payments in respect of the Tenke Fungurume Project should the Company elect to put the project into production but the commitments which dictate the timing of these obligations are suspended pending conditions of Force Majeure.

Vicuña Project

In September 2000, the Company entered into an agreement with Rio Tinto Mining and Exploration Limited ("Rio Tinto") whereby Rio Tinto acquired an option to earn a 51% interest in the Vicuña and Lirio properties (the "Vicuña Project") through funding work commitments totalling US$10 million over four years. During 2001, the Company received US$688,000 from Rio Tinto to fund an exploration program on the Vicuña Project prior to its withdrawal in June 2001.

The Company is currently in dialogue with several major companies for potential partnership of the project. The scope of further exploration on the project will be dependent upon establishment of appropriate arrangements with a new partner. Accordingly, the Company wrote down its investment in the Vicuña Project.

Risks

The Company's properties are subject to sovereign risks, including political and economic instability, government regulations relating to mining, military repression, civil disorder, currency fluctuations and inflation, all or any of which may impede the Company's activities or may result in the impairment or loss of part or all of the Company's interest in the properties.

Outlook

Political changes in accordance with the Lusaka Accord are in progress in the DRC via the Inter-Congolese Dialogue, an internationally sponsored procedure aimed at bringing the Great Lake Region conflict to a close. The Company is optimistic that this dialogue will improve conditions in the DRC such that project development of Tenke Fungurume can proceed.

As mentioned above, the agreement with BHP currently provides for the funding on the Tenke Fungurume project. As and when necessary the Company intends to continue to raise funds through possible equity financing, seek joint venture partners and/or project debt financing, to meet on-going needs for existing projects and to acquire and develop new projects as determined by the Board.

Quarterly Information

Financial Data for 8 Quarters	**12 Months Ended Dec-01**	**9 Months Ended Sep-01**	**6 Months Ended Jun-01**	**3 Months Ended Mar-01**	**12 Months Ended Dec-00**	**9 Months Ended Sep-00**	**6 Months Ended Jun-00**	**3 Months Ended Mar-00**
A. Total Revenues (000's)	137	6	6	5	21	18	17	14
B. (Profit) loss before extraordinary items (000's)	3,874	435	364	137	189	(412)	(533)	(206)
(Profit) loss per equity share	0.13	0.02	0.01	0.01	0.01	(0.02)	(0.03)	(0.01)
C. (Net earnings) loss (000's)	3,874	435	364	137	189	(412)	(533)	(206)

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The preparation and presentation of the consolidated financial statements, together with the operational information referenced in this annual report, are the responsibility of management. The financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada.

Estimates have been used in the preparation of the financial statements when transactions affecting the reported period cannot be finalized until a later period. The carrying value of the mineral properties reflects management's best judgements with regard to the underlying assets. Other financial information contained throughout the annual report is consistent with that provided in the financial statements.

Management has developed and maintains a system of internal control that provides reasonable assurance that all transactions are accurately and reliably recorded, that the financial statements accurately report the Company's operating and financial results that the Company's assets are safeguarded.

The Audit Committee, comprising mainly of non-management directors, acts on behalf of the Board of Directors to ensure that the management fulfils its financial reporting and internal control responsibilities. The Audit Committee has reviewed the consolidated financial statements with management and PricewaterhouseCoopers LLP, the company's external auditors, and has reported to the Board of Directors. The external auditors have unlimited access to the Audit Committee. Based upon the recommendation of the Audit Committee, the Board of Directors has approved the consolidated financial statements.

PricewaterhouseCoopers LLP, an independent firm of chartered accountants, was appointed by a vote of shareholders at the Company's last annual meeting to examine the consolidated financial statements and provide an independent professional opinion thereon.

Paul Conibear
Chief Operating Officer

Lukas H. Lundin
Director

April 19, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
609 Granville Street, Suite 400
PO Box 10373 Pacific Centre
Vancouver, British Columbia
Canada V7Y 1L3
Telephone +1 (604) 806 7000
Facsimile +1 (604) 806 7806

AUDITORS' REPORT

To the Shareholders of
Tenke Mining Corp.

We have audited the consolidated balance sheets of Tenke Mining Corp. as at December 31, 2001 and 2000 and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia
March 1, 2002, except as to Note 10, which is as at April 19, 2002

TENKE MINING CORP.
CONSOLIDATED BALANCE SHEETS
(in US Dollars)

	December 31, 2001	December 31, 2000
ASSETS		
Current assets		
Cash and cash equivalents	$ 354,277	$ 903,245
Accounts receivable	40,211	42,164
Supplies inventory	65,934	85,536
Prepaid expenses	169,996	218,227
	630,418	1,249,172
Mineral properties and related expenditures (Note 3)	200,811,863	203,274,086
Fixed assets, net (Note 4)	575,573	626,516
	201,387,436	203,900,602
	$ 202,017,854	$ 205,149,774
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 216,487	$ 548,768
Due to related parties (Note 7(a))	333,086	326,844
	549,573	875,612
SHAREHOLDERS' EQUITY		
Share capital (Note 5)	233,218,039	232,149,737
Deficit	(31,749,758)	(27,875,575)
	201,468,281	204,274,162
Nature of Operations and Going Concern Basis of Presentation (Note 1)		
Commitments and Contingencies (Note 8)		
Subsequent Events (Notes 3(a)(iii), 5(b), 10)		
	$ 202,017,854	$ 205,149,774

Approved by the Board:

Director

Director

TENKE MINING CORP.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(in US Dollars)

	Year ended December 31, 2001	Year ended December 31, 2000
General and Administration Expenses		
Amortization	$ -	$ 85,236
Capital tax	328	-
Foreign exchange loss	9,185	3,812
General exploration and project investigation	45,655	59,177
Interest and bank charges	5,773	35,425
Management fees	92,895	96,911
Office and general	8,181	4,673
Professional fees	138,692	156,568
Promotion and public relations	24,645	13,773
Stock exchange and filing fees	54,496	93,122
Telephone and facsimile	1,852	3,924
Transfer agent and shareholder information	16,723	30,751
Travel	10,652	7,298
Wages and benefits	21,194	8,293
	430,271	598,963
Other (income) expenses		
Interest income	(7,050)	(8,456)
Other income	(130,000)	(12,400)
Write-off of mineral property interests	3,580,962	104,733
Loss before income taxes	3,874,183	682,840
Reversal of income tax provision (Note 9)	-	(872,270)
Net loss (income) for the year	3,874,183	(189,430)
Deficit, beginning of the year	27,875,575	28,065,005
Deficit, end of the year	$ 31,749,758	$ 27,875,575
Basic and diluted loss (income) per common share	$ 0.13	$ (0.01)
Weighted average number of shares	29,164,063	24,471,025

TENKE MINING CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in US Dollars)

	Year ended December 31, 2001	Year ended December 31, 2000
Cash flows from operating activities		
Net (loss) income for the year	$ (3,874,183)	$ 189,430
Items not affecting cash		
Amortization	-	85,236
Write-off of mineral property interests	3,580,962	104,733
Reversal of income tax provision	-	(872,270)
	(293,221)	(492,871)
Net changes in non-cash working capital items		
Accounts receivable and other current assets	69,786	9,715
Accounts payable and accrued liabilities	(332,281)	(105,414)
	(555,716)	(588,570)
Cash flows from investing activities		
Mineral properties and related expenditures	(2,757,246)	(3,260,713)
Purchase of capital assets	(109,852)	(58,114)
Proceeds from sale of capital asset	75,158	95,632
	(2,791,940)	(3,223,195)
Cash flows from financing activities		
Common shares issued	638,000	1,042,045
Due to related parties	6,242	686,812
Option payments received	2,154,446	2,400,138
	2,798,688	4,128,995
(Decrease) increase in cash and cash equivalents	(548,968)	317,230
Cash and cash equivalents, beginning of the year	903,245	586,015
Cash and cash equivalents, end of the year	$ 354,277	$ 903,245
Supplementary information regarding non-cash transactions:		
Financing and investing activities		
Common shares issued for mineral property acquisition	$ 430,302	$ 393,664
Common shares issued on settlement of debt	-	$ 6,149,960
Shares to be issued	-	(4,350,574)
Repayment of amounts due to director	-	(1,799,386)
	$ -	$ -
Other supplementary information:		
Interest received	$ 7,050	$ 8,456

TENKE MINING CORP.
CONSOLIDATED SCHEDULES OF MINERAL PROPERTIES
AND RELATED EXPENDITURES
(in US Dollars)

	Year ended December 31, 2001	Year ended December 31, 2000
Tenke Fungurume Property (Congo)		
Care and maintenance	$ 1,588,036	$ 1,629,585
Option payments received	(1,466,000)	(1,525,400)
Incurred during the year	122,036	104,185
Balance - beginning of the year	200,689,827	200,585,642
Balance - end of the year	200,811,863	200,689,827
Vicuna Property (Argentine/Chile)		
Acquisition and claims maintenance	693,698	653,490
Communication	14,535	33,299
Drilling, excavation and related costs	304,200	429,356
Office and general	105,525	125,591
Professional fees	56,340	76,919
Program management and consultants	128,536	207,429
Sampling and testing	33,310	127,551
Technical and field staff	136,805	208,367
Transport and travel	68,013	119,569
Value added taxes	90,720	133,257
	1,631,682	2,114,828
Option payments received	(636,446)	(874,738)
Incurred during the year	995,236	1,240,090
Balance - beginning of the year	2,468,888	1,228,798
	3,464,124	2,468,888
Write-off of mineral property interests	(3,464,124)	-
Balance - end of the year	-	2,468,888
Lirio Property (Argentina)		
Acquisition and claims maintenance	53,467	39,460
Campsite costs and field supplies	-	5,675
Communication and office general	-	610
Program management and consultants	-	1,065
Transport and travel	-	2,164
	53,467	48,974
Option payments received	(52,000)	-
Incurred during the year	1,467	48,974
Balance - beginning of the year	115,371	66,397
	116,838	115,371
Write-off of mineral property interests	(116,838)	-
Balance - end of the year	-	115,371
Total	$ 200,811,863	$ 203,274,086

1. Nature of Operations and Going Concern Basis of Presentation

Tenke Mining Corp. (the "Company") together with its subsidiaries is a mineral resource corporation engaged in exploring, acquiring and developing precious and base metal properties. The Company holds a 55% interest in the Tenke Fungurume Project ("TFM") located in the Democratic Republic of Congo ("DRC"). On February 23, 1999, the Company gave notice of force majeure (Note 3(a)) on its property in the DRC. In addition, the Company also has options to acquire a 100% interest in the Vicuña properties (Note 3(b)).

The recoverability of the cost of mineral properties and related deferred exploration expenditures is dependent upon the discovery of economically recoverable reserves, preservation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the project, and future profitable production or alternatively, upon the Company's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material reductions in the carrying amount of mineral properties and related capital assets.

The mineral properties are also subject to sovereign risks, including political and economic instability, government regulations relating to mining, military repression, civil disorder, currency fluctuations and inflation, all or any of which may impede the Company's activities or may result in the impairment or loss of part or all of the Company's interest in the properties.

The viability of the projects and the ability for the Company to continue as a going concern are dependent on future financing. The Company is committed to making certain payments related to TFM (see Note 3(a)(ii)). Based on studies to date, discussions with prospective equity partners and potential debt providers, management believes that a viable financing strategy could be concluded to fund the initial development of TFM once the events of Force Majeure have been removed and the Company is able to place itself in a position similar to that prior to such events of Force Majeure.

If financing is not achieved, the Company may not be able to meet its obligations as they become due. These financial statements have been prepared on the going concern basis that assumes continuity of operations and realization and settlement of liabilities in the normal course of business. A different basis of measurement may be appropriate if the going concern assumption does not prevail.

2. Summary of Significant Accounting Policies

The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in Canada and applied on a consistent basis. A summary of the Company's significant policies is set out below:

(a) Basis of Consolidation

These consolidated financial statements include the accounts of the Company and all directly or indirectly owned subsidiaries.

(b) Revenue Recognition

Revenue is derived from three principal sources and is accounted for as follows:

(i) Interest earned on bank deposits;

(ii) Interest earned on advances to Tenke Fungurume Mining SARL ("TFM SARL"), a 55% indirectly owned subsidiary of the Company, relating to the portion of TFM SARL owned by the non-controlling shareholder;

(iii) Advisory fees charged to TFM SARL in accordance with agreements for the formation of TFM SARL, relating to the portion of TFM SARL owned by the non-controlling shareholder.

Income recognized in items ii) and iii) above is recorded to the extent that it does not exceed the general and administrative costs of the Company directly related to mineral properties. Any excess is recorded as a reduction in the value of capitalized development expenditure.

(c) Mineral Properties and Related Expenditures

Mineral properties and related expenditures are carried at cost. Costs include cash consideration and the fair value of shares issued. Capital costs include concession acquisition, feasibility studies, marketing surveys, test drilling, geological analysis, processing tests, plant and machinery for both temporary and permanent extraction and treatment sites, transportation facilities and equipment, provision of accommodation units and office space on and off site. If a project is unsuccessful or if exploration ceases because continuation is not economically feasible, the capitalized costs are written off.

Option payments received and cost reimbursements payable pursuant to terms of option agreements signed have been applied against project expenditures. Under the option agreements, these amounts may give rise to future claims against the assets of the Company.

The recoverability of expenditures capitalized is dependent on the final determination of economically recoverable ore reserves, preservation of the Company's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development and future profitable production and proceeds from the disposition thereof.

(d) Fixed Assets

Fixed assets are recorded at cost. Amortization is provided on a straight-line basis over varying periods of three to ten years according to the expected life of the asset.

Amortization charged in respect of fixed assets supporting the exploration and development of mineral resources is capitalized to mineral properties and related expenditures.

(e) Foreign Currency Translation

The Company follows the temporal method of accounting for the translation of foreign currency denominated amounts into US dollars. Under this method, monetary assets and liabilities are translated into US dollars at exchange rates prevailing at the balance sheet date; revenues and expenses and non-monetary assets and liabilities are translated at approximate exchange rates prevailing on the dates of the respective transactions.

Gains or losses on translation are included in the consolidated statement of operations in the period to which they relate.

(f) Foreign Currency Risk

The functional currency of the Company and its subsidiaries is the US dollar. The Company has limited exposure to fluctuation between the US dollar and other foreign currencies because the majority of its transactions are denominated in US dollars.

(g) Income (loss) Per Share

Income and loss per common share is calculated using the weighted average number of common shares outstanding during the year.

The Company has adopted the revised recommendations of the Canadian Institute of Chartered Accountants CICA 3500, whereby new rules are applied in the calculation of diluted earnings per share. The standard has been applied on a retroactive basis and did not result in any restatement of the Company's financial statements.

(h) Stock Options

The company has a stock option plan which is described in Note 5(b). No compensation expense is recognized when stock options are issued. Any consideration received on exercise of stock options is credited to share capital.

(i) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(j) Financial Instruments

Financial instruments are initially recorded at cost. If subsequent circumstances indicate that a decline in the fair value of a financial asset is other than temporary, the financial asset is written down to its fair value.

The Company's financial instruments that are exposed to financial risk consist primarily receivables and accounts payable. The relevant amounts in the financial statements approximate market value.

(k) Income Taxes

On January 1, 2000, the Company adopted new recommendations of the Canadian Institute of Chartered Accountants relating to accounting for income taxes. The new standard requires the use of the asset and liability method for accounting for income taxes. The Company adopted this standard retroactively and has not recognized any future tax asset or liability in the current or prior periods as the net future tax assets are fully offset by a valuation allowance. Accordingly, the adoption of the new standard does not result in changes to the prior period financial statements.

(l) Cash and Cash equivalents

Cash and cash equivalents are comprised of cash and short-term notes and bank deposits with an original maturity of three months or less.

3. Mineral Properties

(a) Tenke Fungurume Property

	December 31, 2001	December 31, 2000
Acquisition costs	$162,541,375	$162,541,375
Feasibility studies and exploration expenditures, net	38,270,488	38,148,452
Total	$200,811,863	$200,689,827

(i) Acquisition

On November 30, 1996, Lundin Holdings Limited ("Lundin Holdings") signed an agreement with La Générale des Carrières et des Mines ("Gécamines") and the Government of the DRC for the acquisition of a 55% share and operatorship of the Tenke Fungurume copper/cobalt concessions located in Katanga Province, DRC.

On December 9, 1996, the Company acquired all of the issued and outstanding shares of Tenke Holdings Limited ("Tenke Holdings"), which owns all of the issued and outstanding shares of Lundin Holdings, from a director of the Company. The consideration granted was 30,000,000 common shares in the Company with an ascribed value of CDN $153,000,000 ($112,326,434), or CDN $5.10 per share and is included in acquisition costs. The shareholders of the Company approved the purchase of Tenke Holdings at a special meeting of the shareholders held on October 9, 1996.

Under its agreement with Gécamines, Lundin Holdings participated with Gécamines in the formation of TFM SARL and was issued, on subscription, 55% of the issued and outstanding shares of TFM SARL. Gécamines then transferred to TFM SARL all of its rights in the Tenke Fungurume mining concessions and certain assets thereon.

Under the terms of the acquisition agreement, Lundin Holdings has the following payments to Gécamines:

- $50,000,000 on completion of transfer of interest (payment made in May 1997 and included in acquisition costs above);

- $50,000,000 following election to place TFM into commercial production. This election is required within 120 days from delivery of the feasibility study, such feasibility study to be produced within 24 months of the effective date of the agreement (May 1997) and as extended by the period which the project is under Force Majeure, plus the duration required for TFM SARL to place itself in the same situation as before the occurrence of such event of Force Majeure (Note 3(a)(ii)).
- $150,000,000 within 72 months of the effective date, originally May 2003 but adjusted according to the extensions granted by the conditions related to Force Majeure.

In terms of its agreements, Lundin Holdings is to complete a feasibility study and, if they elect to proceed, to arrange financing for future capital expenditures. In addition, within the TFM Mining Convention, there exists an obligation for Gécamines and Lundin Holdings to reach agreement on the value of an existing ore stockpile and certain buildings and fixtures existing on the property. When this is agreed, Lundin Holdings is obligated to make a cash capital contribution in an amount that represents 55% of the agreed value, not to exceed $10 million dollars. To date, this valuation has not been finalized pending factors beyond the control of the Company.

(ii) Force Majeure

On February 23, 1999, the Company advised its partner Gécamines, and the Government of the DRC, that the continuing military turmoil and political events in the DRC, which commenced in August 1998, materially affected the Company's ability to carry out the obligations of TFM. These events entail and continue to entail material changes as to the conditions of development and operation of the TFM (including power supply, transportation and construction resources) and thereby undermine the existing draft feasibility study and make it presently impossible to produce a final feasibility study.

Accordingly, notice was given of Force Majeure in accordance with the Company's agreements and this has the effect of adjusting all time periods and dates under these agreements by taking into account the extension and delay arising out of these events of Force Majeure. This includes the obligation to complete the feasibility study and the payment of amounts in respect of the acquisition (Note 3(a)(i)).

(iii) Contractor Dispute

TFM SARL along with its shareholder Gécamines, together have been in a dispute with a local contractor called Trabeka SPRL ("Trabeka") since early 1999 in regards to Trabeka's claim for compensation of the use of certain immovable surface assets within the TFM concessions. The dispute arises from dealings between the DRC State and Trabeka well before TFM SARL's acquired its 100% interest in the TFM concession.

This dispute has gone through the appeals court process and in February 2002 the Supreme Court of the DRC ruled that a previous Lubumbashi Appeals court judgement would hold. This previous judgement found TFM SARL liable to Trabeka for 7 million Congolese Francs ($20,000 in current terms). However, Trabeka has subsequently requested the courts to revise the original Congolese Francs award to reflect changes in exchange rates, such that the effective award to Trabeka would be in the order of $1.5 million, if granted. TFM SARL is progressing with additional court actions to have the existing court decision rescinded, and the unprecedented request for exchange rate adjustments to be disallowed.

While the Company is confident with its legal arguments, in the event that judgements against TFM SARL persevere, the Company will call upon its guarantees from Gécamines and the DRC State, which obligate them to be ultimately responsible for the resolution and costs of such claims.

(iv) BHP World Exploration Inc. ("BHP") Option Agreement

In December 1998, the Company concluded an option agreement with BHP whereby BHP may acquire directly or indirectly a 45% ownership interest in TFM. BHP has up to four years, with annual reviews, to exercise the option. The option agreement was subsequently amended whereby BHP have until December 14, 2004 to exercise their option.

Under the terms of the agreement, BHP will provide interim funding for ongoing TFM costs. Payments will continue during periods of Force Majeure unless the option is not extended at an annual review.

If BHP exercises the option and a development decision is made, BHP shall fund the development up to an amount between $600 million and $900 million prior to the Company having any obligation to fund further development.

As at December 31, 2001, the Company had received option payments from BHP amounting to $6,065,452 (December 31, 2000 - $4,599,452) in aggregate. In addition, the Company was charged $432,677 (December 31, 2000 - $452,346) for costs incurred by BHP during 2001 with respect to the TFM. All of these amounts accrue to BHP's advantage if they exercise the option. Mining properties and related expenditures, as shown above, are net of these amounts.

(b) Vicuña, Lirio and Yamiri Properties

	Vicuña	Lirio	Yamiri	Total
Balance, December 31, 1999	$ 1,228,798	$ 66,396	$ 55,377	$ 1,350,571
Acquisition costs	653,490	39,460	-	692,950
Exploration expenditures	1,461,338	9,515	49,356	1,520,209
	3,343,626	115,371	104,733	3,563,730
Option payments received	(874,738)	-	-	(874,738)
Write-off of mineral property interest	-	-	(104,733)	(104,733)
Balance, December 31, 2000	2,468,888	115,371	-	2,584,259
Acquisition costs	693,698	53,467	-	747,165
Exploration expenditures	937,984	-	-	937,984
	4,100,570	168,838	-	4,269,408
Option payments received	(636,446)	(52,000)	-	(688,446)
Write-off of mineral property Interest	(3,464,124)	(116,838)	-	(3,580,962)
Balance, December 31, 2001	$ -	$ -	$ -	$ -

(i) Vicuña Property

On September 15, 1999, the Company entered into option agreements with Phelps Dodge Corporation (successor corporation to Cyprus Amax Minerals) ("Phelps Dodge"), Cameco Gold Inc. ("Cameco") and Westward Exploration Ltd. ("Westward") to acquire a 100% interest in the Vicuña gold exploration concessions located in Argentina and Chile (the "Vicuña Project"). Under the terms of the original option agreements, as amended by agreements dated September 7, 2000 and July 15, 2001, the Company was required to incur exploration expenditures of $4,000,000 and issue an aggregate of 2,400,000 common shares of the Company at a deemed price of CDN$1.05 per share.

In September 2000, the Company entered into an agreement with Rio Tinto Mining and Exploration Limited ("Rio Tinto") whereby Rio Tinto acquired an option to earn a 51% interest in the Vicuña Project and Lirio property (Note 3(b)(iii)) through funding work commitments totalling US$10 million over four years. As part of the agreement, Rio Tinto participated in a private placement of 250,000 shares of the Company at a price of CDN $1.00 per share. In addition, the Company issued 50,000 shares to Cameco and 75,000 shares to Westward as consideration for their approval to the agreement with Rio Tinto (Note 5). The Company received US$688,446 (2000 - $874,738), of which $636,446 related to the Vicuña Project and $52,000 related to Lirio property, from Rio Tinto prior to Rio Tinto's withdrawal from the Vicuña Project and Lirio property in June 2001.

As of December 31, 2001, the Company had incurred qualifying expenditures in the amount of $3,693,359 and had issued an aggregate of 1,600,000 (2000 – 1,000,000) common shares. As a result of negotiations between Cameco/Westward and the Company, the earn-in requirements were amended and the parties have agreed that the Company earned a 100% interest in the Cameco/Westward ground. In order to acquire the interest of Phelps Dodge in the remaining ground (Phelps Dodge relinquished its interest, with the consent of the Company, in the Tamberias property on August 1, 2001), the Company will be required to issue 500,000 common shares to Phelps Dodge on or before September 15, 2002, unless the Company withdraws from the project prior to such date. The balance of and a further 300,000 common shares are due on September 15, 2003 unless the Company elects to withdraw from the project prior to September 15, 2002.

Pursuant to a Finder's Fee Agreement on the Vicuña Project, the Company agreed to issue 200,000 common shares at a deemed price of CDN$1.05 to a consultant of which 120,000 (2000 - 80,000) common shares have been issued. The remaining 80,000 shares are to be issued upon completion of a positive feasibility study for the Vicuña Project or to be immediately issued in the event of a takeover of the Company (Note 5).

The Company is currently in dialogue with several major companies for potential partnership of the project. The scope of further exploration on the project will be dependent upon establishment of appropriate arrangements with a new partner. Accordingly, the Company has written down its investment in the Vicuña Project as at December 31, 2001.

(ii) Lirio Property

In June 2001, Rio Tinto elected to withdraw from the Vicuña Project and Lirio property. Consequently, the Company relinquished the Lirio Option and accordingly expenditure totalling $116,838, net of option payments of $52,000 from Rio Tinto, were written off to operations.

(iii) Yamiri Property

During 2000, the Company relinquished the Yamiri Option and accordingly expenditures totalling $104,733 were written off to operations.

4. Fixed Assets

	December 31, 2001	December 31, 2000
Fixed assets in DRC:		
Machinery and office equipment	$ 417,640	$ 417,640
Land and building improvements	863,813	863,813
Vehicles	520,044	496,215
Other	241,600	225,664
	2,043,097	2,003,332
Less: accumulated amortization	(1,467,524)	(1,376,816)
Fixed assets, net	$ 575,573	$ 626,516

5. Share Capital

(a) The authorized and issued share capital is as follows:

Authorized:

Unlimited common shares without par value

	Number of Shares	Amount
Shares Issued:		
Balance, December 31, 1999	17,883,455	$ 224,564,068
Private placement at CDN $0.80 (US$0.53) per share	650,000	345,515
Private placement at CDN $1.00 (US$0.67) per share (Note 3(b)(i))	250,000	168,100
Private placement at CDN $0.80 (US$0.54) per share	500,000	268,960
Private placement at CDN $0.80 (US$0.52) per share	500,000	259,470
For mineral property (Note 3(b)(i))	565,000	393,664
Shares for debt settlement (Note 7(b))	8,245,373	6,149,960
Balance, December 31, 2000	28,593,828	232,149,737
For mineral property (Note 3(b)(i))	640,000	430,302
Private placement at CDN $0.50 (US$0.32) per share	2,000,000	638,000
Balance, December 31, 2001	31,233,828	$ 233,218,039

(b) Options Outstanding

The Company has an incentive stock option plan in which 5 million common shares have been made available for the Company to grant incentive stock options to certain directors, officers, employees and consultants of the Company.

Options	2001 Number of Shares	2001 Weighted-Average Exercise Price	2000 Number of Shares	2000 Weighted-Average Exercise Price
Outstanding at beginning of year	1,471,500	CDN$0.75	1,182,500	CDN$1.35
Granted	175,000	CDN$0.50	1,474,000	CDN$0.75
Exercised	-	-	-	-
Cancelled/Expired	-	-	(1,185,000)	CDN$1.35
Outstanding at end of year	1,646,500	CDN$0.74	1,471,500	CDN$0.75

Option prices, when granted, reflect current trading values of the Company's shares. The options vest immediately and expire three years from the date of grant other than 16,670 shares at CDN$1.35 which became fully vested on June 30, 2000. The options outstanding have exercise prices between CDN$0.50 and CDN$1.00 and expire between February 3, 2002 and November 18, 2003 and have a weighted-average remaining contractual life of 1 year. Subsequent to December 31, 2001, 40,000 options expired.

(c) Warrants Outstanding

Number of Warrants	Exercise Price	Expiry Date
250,000	$0.95	October 19, 2002
250,000	$0.95	November 29, 2002
1,000,000	$0.55	October 10, 2002
	$0.60	October 10, 2003
1,500,000		

6. Segmented Information

The Company is engaged solely in the exploration and development of mineral properties primarily in DRC, Chile and Argentina. Segmented information about mineral properties and fixed assets is disclosed elsewhere in these financial statements.

7. Related Party Transactions

(a) Included in management fees and wages and benefits and in mineral properties and related expenditures are expenditures of $114,089 (December 31, 2000 - $105,204) and $125,225 (December 31, 2000 - $102,938) respectively for the year ended December 31, 2001 in respect of administrative services and technical consultancy services provided by affiliated companies through common directors. At December 31, 2001, $321,392 (December 31, 2000 - $323,591) was due to these companies and is included in amounts due to related parties. All amounts are non-interest bearing.

(b) During 2000, the Company issued 8,245,373 common shares (2001 – Nil) of the Company on a basis between CDN$0.75 and CDN $1.35 per share to a director and an affiliated company in settlement of monies owed of $6,149,960.

(c) The Company incurred legal fees of $26,458 during the year ended December 31, 2001 (December 31, 2000 - $21,519) from a law firm of which a partner is a director of the Company. At December 31, 2001, $2,052 (December 31, 2000 - $3,253) was due to this law firm and is included in amounts due to related parties.

8. Commitments and Contingencies

The Company has the following commitments and contingencies in addition to those noted elsewhere in these financial statements:

(a) Work Commitments And Rights Acquisition Commitments

The Company has commitments with respect to Tenke Fungurume copper-cobalt project (Note 3).

(b) Site Restoration Costs

No provision is made for site restoration costs in respect of any exploration or development location and management believes no liabilities presently exist.

9. Income Taxes

	2001	2000
Current Income Tax Recovery		
Canada	$ -	$ -
Foreign	-	(872,270)
Income Tax Recovery	$ -	$ (872,270)

During 2000, the Company reversed an income tax provision associated with former oil and gas properties disposed of.

The reconciliation of the combined Canadian federal and provincial statutory income tax rate to the effective tax rate is as follows:

	2001	2000
Combined federal and provincial statutory income tax rate	44.62%	45.62%
Expected income tax provision (recovery)	$(1,767,402)	$ (311,512)
Difference between Canadian and Foreign tax rates	981,591	86,579
Losses for which no tax benefit has been recognized	785,811	224,933
Reversal of prior years tax provision	-	(872,270)
Income tax provision (recovery)	$ -	$ (872,270)
Future income tax assets		
Canadian tax loss carry forwards	$ 686,684	$ 446,777
Mining properties and related expenditures	5,389,748	5,689,896
Capital assets	379,352	402,905
Financing costs	64,521	72,278
	6,520,305	6,611,856
Valuation allowance	(6,520,305)	(6,611,856)
Net future income tax assets	$ NIL	$ NIL
Future income tax liabilities	$ NIL	$ NIL

As of December 31, 2001, the Company's Canadian tax loss carry forwards expire in 2008.

10. Subsequent Event

Subsequent to December 31, 2001, the Company concluded a private placement of 3,800,000 common shares of the Company at CDN $0.40 per share for gross proceeds of CDN $1,520,000.

TENKE MINING CORP.
CORPORATE DIRECTORY
DECEMBER 31, 2001

OFFICERS
Adolf H. Lundin,
Chairman, President/Chief Executive Officer
Paul Conibear,
Chief Operating Officer
Sandy Kansky,
Corporate Secretary
Wanda Lee,
Controller/Treasurer

DIRECTORS
Adolf H. Lundin
* John H. Craig
Lukas H. Lundin
* William A. Rand
* Paul Conibear

* Audit Committee

AUDITORS
PricewaterhouseCoopers LLP
Vancouver, British Columbia, Canada

BANKERS
Canadian Imperial Bank of Commerce
Vancouver, British Columbia, Canada

UBS
Geneva, Switzerland

CHAIRMAN'S OFFICE
6 Rue de Rive
Geneva, Switzerland
CH-1211
Telephone: (41-22) 319 6600
Fax: (41-22) 319 6666

CORPORATE OFFICE
Suite 1320 - 885 West Georgia Street
Vancouver, British Columbia
Canada V6C 3E8
Telephone: (604) 689-7842
Fax: (604) 689-4250

SOLICITORS
Cassels, Brock & Blackwell
Toronto, Ontario
Canada

McCullough O'Connor Irwin
Vancouver, British Columbia
Canada

SHARE CAPITAL
Authorized: Unlimited number of common shares
Issued and Outstanding: 31,233,828 shares

REGISTRAR AND TRANSFER AGENT
Computershare Trust Company of Canada
Vancouver, British Columbia and
Toronto, Ontario
Canada

SHARE LISTING
Toronto Stock Exchange
Tenke Mining Corp. (TNK)
Cusip: 879944 20 5

2002

Notice of Annual and Special Meeting and Management Proxy Circular

TENKE MINING CORP.

TENKE MINING CORP.

NOTICE OF ANNUAL and SPECIAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that an annual and special meeting of the shareholders of **TENKE MINING CORP**. (the "Corporation") will be held at Suite 1320, 885 West Georgia Street, Vancouver, British Columbia, on Thursday, June 6, 2002 at the hour of 10:00 a.m. (Vancouver time) for the following purposes:

1. To receive the consolidated audited financial statements of the Corporation made up for the fiscal year ended December 31, 2001, together with the report of the auditors thereon.

2. To appoint auditors to hold office until the next annual meeting, at a remuneration to be fixed by the directors of the Corporation.

3. To elect directors to hold office until the next annual meeting of the Corporation;

4. To consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution approving, in advance, private placements of common shares of the Corporation during the ensuing 12 month period; and

5. To transact such further and other business as may properly be brought before the meeting or any adjournment thereof.

The Management Proxy Circular (the "Circular") and a copy of the 2001 annual report, including the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2001, accompany this Notice. Reference is made to the Circular for details of the matters to be considered at the meeting.

Proxies are being solicited by management of the Corporation. Shareholders who are unable to be present in person at the meeting are requested to date, complete and sign the enclosed form of proxy and return it in the addressed envelope provided for that purpose. To be effective, the completed form of proxy must be deposited with the Corporation's transfer agent not less than forty-eight (48) hours (excluding Saturdays and holidays) before the time of the meeting or any adjournment thereof, or with the Chairman of the meeting prior to the commencement of the meeting or any adjournment thereof.

BY ORDER OF THE BOARD

(Signed) Adolf H. Lundin,
President and CEO

Geneva, Switzerland
April 23, 2002

TENKE MINING CORP.

MANAGEMENT PROXY CIRCULAR *(as at March 31, 2002, unless as otherwise stated)*

MANAGEMENT SOLICITATION OF PROXIES

This Circular is furnished in connection with the solicitation by the management of **TENKE MINING CORP**. (the "Corporation") of proxies for use at the annual and special meeting of the Corporation to be held at Suite 1320, 885 West Georgia Street, Vancouver, British Columbia, on Thursday, June 6, 2002 at the hour of 10:00 a.m. (Vancouver time), and at any adjournments thereof (the "Meeting"). It is not intended to use the accompanying proxy for the purposes of voting on the consolidated financial statements of the Corporation and its subsidiaries prepared for the fiscal year ended December 31, 2001 and the reports of the directors and the auditors.

This solicitation is made by the management of the Corporation. The solicitation will be conducted by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Corporation. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Corporation.

The Corporation has distributed copies of the Notice of Annual and Special Meeting, this Management Information Circular and form of proxy (collectively, the "documents") to clearing agencies, securities dealers, banks and trust companies, or their nominees ("intermediaries"), for onward distribution to shareholders of the Corporation whose shares are held by or in the custody of those intermediaries ("non-registered shareholders"). The intermediaries are required to forward the documents to non-registered shareholders.

The solicitation of proxies from non-registered shareholders will be carried out by intermediaries, or by the Corporation if the names and addresses of non-registered shareholders are provided by the intermediaries. The cost of this solicitation will be borne by the Corporation.

Non-registered shareholders who wish to file proxies should follow the directions of their intermediary with respect to the procedure to be followed. Generally, non-registered shareholders will either:

(a) be provided with a form of proxy executed by the intermediary but otherwise uncompleted. The non-registered shareholder may complete the proxy and return it directly to the Corporation's transfer agent; or
(b) be provided with a request for voting instructions. The intermediary is required to send the Corporation an executed form of proxy completed in accordance with any voting instructions received by it.

APPOINTMENT, REVOCATION AND VOTING OF PROXIES

The persons named in the enclosed form of proxy are directors of the Corporation and are nominees of management. A shareholder desiring to appoint some other person to attend or act for him at the Meeting may do so either by inserting such person's name in the blank space provided in the form of proxy and by striking out the names of management nominees or by completing another form of proxy permitted by the by-laws of the Corporation. A person appointed as proxyholder need not be a shareholder. The instrument appointing a proxy must be in writing, or if the shareholder is a corporation, executed by a duly authorized officer or attorney of the corporation. An instrument of proxy will only be valid if it is duly completed, signed, dated and returned to Computershare Trust Company of Canada., 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, before 5:00 p.m. (Vancouver time) not less than 48 hours (excluding Saturdays, Sundays and holidays) before the date of the Meeting. The chairman of the Meeting has the discretion to accept proxies filed less than 48 hours before the date of the Meeting.

Any shareholder returning the enclosed form of proxy may revoke the same at any time insofar as it has not been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits the proxy is revoked. The registered office of the Corporation is located at: Suite 1100, 888 Dunsmuir Street, Vancouver, British Columbia, Canada, V6C 3K4.

The form of proxy affords the shareholder an opportunity to specify that the shares registered in his name shall be voted or withheld from voting in respect of the election of each of management's nominees for directors of the Corporation as set out in this circular and the reappointment of PricewaterhouseCoopers LLP as auditors of the Corporation at a remuneration to be fixed by the board of directors of the Corporation (the "Board"). The form of proxy also affords the shareholder the opportunity to specify that the shares registered in his name shall be voted in favour of or against an ordinary resolution approving, in advance, private placements of common shares of the Corporation during the ensuing 12 month period, as more particularly set out herein (see "Particulars of Other Matters to be Acted Upon" for further details).

On any ballot that may be called for, the shares represented by proxies in favour of management nominees will be voted or withheld from voting in respect of the election of each of management's nominees for directors of the Corporation as set out in this circular and the reappointment of PricewaterhouseCoopers LLP as auditors at a remuneration to be fixed by the Board, and will be voted in favour of or against the ordinary resolution approving, in advance, private placements of common shares of the Corporation during the ensuing 12 month period, in each case in accordance with the specifications made by shareholders in the manner referred to above..

In respect of proxies in which the shareholders have not specified that the proxy nominees are required to vote or withhold from voting in respect of the election of each of management's nominees for directors as set out in this circular as directors of the Corporation and the reappointment of PricewaterhouseCoopers LLP as auditors at a remuneration to be fixed by the Board, the shares represented by proxies in favour of management nominees will be voted in favour of the election of each of management's nominees for directors as set out in this circular as directors of the Corporation and the reappointment of PricewaterhouseCoopers LLP as auditors at a remuneration to be fixed by the Board. Where shareholders have not specified that the proxy nominees are to vote in favour of or against the ordinary resolution approving, in advance, private placements of common shares of the Corporation during the ensuing 12 month period, the shares represented by proxies in favour of management nominees will be voted in favour of such ordinary resolution.

The enclosed form of proxy confers discretionary authority on the persons named in it with respect to amendments or variations to matters identified in the notice of meeting or other matters which may properly come before the Meeting or any adjournment thereof. At the time of printing of this circular the management of the Corporation knows of no other matters to come before the Meeting other than the matters referred to in the notice of meeting. However, if any other matters which are not now known to management should properly come before the Meeting or any adjournment thereof, the shares represented by proxies in favour of management nominees will be voted on such matters in accordance with the best judgement of the proxy nominee.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

As at the date hereof, there are 31,233,828 common shares of the Corporation outstanding. Each shareholder is entitled to one vote for each common share shown as registered in the shareholders' name on the record date. The directors have fixed the close of business on April 19, 2002 as the record date for the Meeting. Only shareholders of record as at the close of business on April 19, 2002 are entitled to receive notice of and to attend and vote at the Meeting except to the extent that a person has transferred the ownership of any such shares after that date and the transferee requests not later than 10 days before the Meeting that its name be included in the list of shareholders entitled to vote at the Meeting, in which case the transferee is entitled to vote its shares at the Meeting.

The following table sets forth the only persons who, to the knowledge of the directors and officers of the Corporation, beneficially own or exercise control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Corporation:

Name and Address	Number of Shares	Percentage
Adolf H. Lundin Geneva, Switzerland	14,338,386	46%

ELECTION OF DIRECTORS

The Board consists of five (5) directors to be elected annually. Each director will hold office until the next annual meeting of shareholders or until his successor is duly elected unless his office is earlier vacated in accordance with the by-laws of the Corporation. It is intended that on any ballot that may be called for relating to the election of directors, the shares represented by proxies in favour of management nominees will be voted in favour of the election of each of such persons as directors of the Corporation, unless a shareholder has specified in its proxy that the shareholder's shares are to be withheld from voting in the election of directors.

In the following table and notes is stated the name of each person proposed to be nominated by management for election as a director, all other positions and offices with the Corporation and any significant affiliate now held by him, if any, his principal occupation or employment, the period or periods of service as a director of the Corporation and the approximate number of shares of the Corporation beneficially owned by him directly or indirectly or over which he exercises control or direction:

Name and Municipality of Residence	Period of Service as a Director	Common shares of the Corporation beneficially owned, directly or indirectly, or controlled or directed	Present Principal Occupation and Position with the Corporation
Adolf H. Lundin Geneva, Switzerland	March 7, 1978 to present	14,338,386	President and CEO of the Corporation. Mr. Lundin also serves as Chairman of Lundin Petroleum AB, North Atlantic Natural Resources AB and Vostok Nafta Investment Ltd. Mr. Lundin is also a director and officer of a number of publicly-traded natural resource companies, including: Champion Resources Inc., International Curator Resources Ltd., South Atlantic Ventures Ltd. and Santa Catalina Mining Corp.
Paul K. Conibear West Vancouver, British Columbia	May 27, 1999 to present	Nil(1)	Chief Operating Officer of the Corporation. Mr. Conibear also serves as Vice President, Operations and a director of Champion Resources Inc. and Atacama Minerals Corp. Mr. Conibear is also a director of MDX Medical Inc.
John H. Craig Toronto, Ontario	April 3, 1987 to present	Nil	Lawyer, partner of Cassels Brock & Blackwell LLP;
Lukas H. Lundin Vancouver, British Columbia	Feb. 17, 1987 to present	121,260	Mr. Lundin serves as Chairman of the Board and director of International Uranium Corporation and Tanganyika Oil Company Ltd. Mr. Lundin also serves as President of International Curator Resources Ltd., Canmex Minerals Corporation and Santa Catalina Mining Corp. Mr. Lundin is also a director of a number of publicly-traded resource companies including, Atacama Minerals Corp., Lundin Oil AB, and South Atlantic Ventures Ltd.
William A. Rand Vancouver, British Columbia	April 26, 1979 to present	Nil	Self-employed businessman;

(1) A total of 50,000 common shares of the Corporation are owned by Mr. Conibear's spouse.

Each of the above nominees was elected to his present term of office by a vote of shareholders of the Corporation at a meeting the notice of which was accompanied by a management information circular.

The information as to shares beneficially owned or over which they exercise control or direction not being within the knowledge of the Corporation has been furnished by the respective directors individually.

If any of the above-named nominees is for any reason unavailable to serve as a director, proxies in favour of management will be voted for another nominee in their discretion unless the shareholder has specified in the proxy that his shares are to be withheld from voting in the election of directors.

The Board of Directors does not have an executive committee. The following directors are members of the Corporation's audit committee:

William A. Rand (Chairman) John H. Craig Paul K. Conibear

APPOINTMENT AND REMUNERATION OF AUDITORS

In the past, the directors have negotiated with the auditors of the Corporation on an arm's length basis in determining the fees to be paid to the auditors. Such fees have been based upon the complexity of the matters in question and the time incurred by the auditors. Management believes that the fees negotiated in the past with the auditors were reasonable in the circumstances and would be comparable to fees charged by auditors providing similar services.

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted in favour of the reappointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation to hold office until the close of the next annual meeting of the Corporation, at a remuneration to be determined by the Board.

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

The following table sets forth, for the financial years ended December 31, 2001 and 2000 and the 12-month period ended December 31, 1999, the compensation of the Chief Executive Officer and of the one most highly compensated executive officer of the Corporation, other than the Chief Executive Officer (collectively referred to as the "Named Executive Officers").

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary (US$)	Bonus (US$)	Other Annual Compen-sation (US$)(4)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units (US$)	LTIP Payouts (US$)	All Other Compen-sation (US$)(1)(2)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Adolf H. Lundin	2001	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Chairman, President	2000	Nil	Nil	Nil	Nil	Nil	Nil	Nil
and CEO	1999	Nil	Nil	Nil	150,000	Nil	Nil	169,700
Paul K. Conibear	2001	Nil	Nil	Nil	Nil	Nil	Nil	122,419
Chief Operating Officer	2000	Nil	Nil	Nil	100,000	Nil	Nil	87,231
	1999	Nil	Nil	Nil	200,000	Nil	Nil	57,060
Dirk Vanhooymissen	2001		Nil		Nil	Nil	Nil	Nil
(Employee)	2000	180,000	Nil	10,159	50,000	Nil	Nil	Nil
	1999	180,000	Nil	1,000	50,000	Nil	Nil	Nil
Hendrik de Witte	2001		Nil		Nil	Nil	Nil	Nil
(Employee)	2000	133,080	Nil	13,000	10,000	Nil	Nil	Nil
	1999	133,080	Nil	14,200	20,000	Nil	Nil	Nil

NOTES TO SUMMARY COMPENSATION TABLE

(1) The amounts referred to in column (i) as attributable to Mr. Adolf H. Lundin represent payments and accruals, direct and indirect, made in consideration of Mr. Lundin providing the Corporation and its subsidiaries with office space, facilities and equipment, as well as providing to the Corporation and its subsidiaries experienced personnel, including the services of Mr. Lundin, to perform and provide management and administrative services, statistical and analytical advice, financial consulting services and corporate development services. These services are provided by Lundin S.A., a private corporation owned by Mr. Adolf H. Lundin. Lundin S.A. has approximately 7 employees, including Mr. Lundin, and provides administration and financial services to a number of public companies. Accordingly, there is no basis for allocating amounts paid or accrued by the Corporation to Lundin S.A. to Mr. Adolf H. Lundin.

(2) The amount referred to in column (i) as attributable to Mr. Paul K. Conibear represent payments made by the Corporation to an affiliated company for operations management support services provided by Mr. Conibear to the Corporation and its subsidiaries.

(3) Amounts referred to in column (e) primarily represent non-cash expatriate benefits. Of these amounts, the following benefits represent more than 25% of the totals shown:

Name of Executive	Description of Benefits	2001	2000	1999
Dirk Vanhooymissen	Medical/Insurance	$ 9,159	$ 9,159	-
Hendrik de Witte	Pension Allowance Housing Allowance	$ - $ 12,000	$ - $ 12,000	$ 13,200 -

(4) Messrs. Vanhooymissen and de Witte have employment contracts with the Corporation's subsidiary, Lundin Holdings Ltd. Mr. de Witte's employment contract is dated February 1, 2000 and does not have a fixed term. Mr. deWitte's contract does contain termination provisions which could trigger severance payments that do not exceed three (3) month's salary. Mr. Vanhooymissen's current contract is dated September 1, 2001 and is for a term of eighteen (18) months, expiring on March 31, 2003. Mr. Vanhooymissen's contract provides for severance payments that do not exceed twelve (12) month's salary in certain circumstances.

There were no long-term incentive awards made to the named executive officers of the Corporation during the most recently completed financial year. There were no options/SARs exercised during the most recently completed financial year nor were there any options or SARs repriced during the year. The Corporation does not have any defined benefit or actuarial plans. Except as noted above, there are no compensatory plans or arrangements in place, including payments to be received from the Corporation or its subsidiaries, with respect to the above-named executive officers, which would result from the resignation, retirement or any other termination of employment of such person's employment with the Corporation and its subsidiaries or from a change of control of the Corporation or any subsidiary of the Corporation or a change in the named executive officer's responsibilities following a change in control other than as disclosed herein.

OPTION/SAR GRANTS DURING THE MOST RECENTLY-COMPLETED FINANCIAL YEAR

Name	Securities, Under Options/SARS Granted (#)	% of Total Options/SARS Granted to Employees in Financial Year	Exercise or Base Price (Cdn$/Security)	Market Value of Securities Underlying Options/SARS on the Date of Grant (C$/Security)	Expiration Date
(a)	(b)	(c)	(d)	(e)	(f)
Adolf H. Lundin Chairman, President, CEO	Nil	N/A	N/A	N/A	N/A
Paul K. Conibear Chief Operating Officer	Nil	N/A	N/A	N/A	N/A
Dirk Vanhooymissen (Employee)	50,000	28.6%	$0.50	$0.50	Sept 20/03
Henrik deWitte (Employee)	Nil	N/A	N/A	N/A	N/A

COMPOSITION OF COMPENSATION COMMITTEE

The Corporation's Compensation Committee is comprised of two non-executive directors ; namely, Messrs. William A. Rand and John H. Craig and one executive director, Mr. Adolf H. Lundin. Mr. Adolf Lundin is Chairman of the Board, President and CEO of the Corporation.

REPORT ON EXECUTIVE COMPENSATION

The Compensation Committee reviews and approves the recommendations of senior management relating to the annual salaries, bonuses and stock option grants of the executive officers of the Corporation. The Committee reports to the Board which in turn gives final approval to compensation matters.

Compensation for executive officers is composed primarily of two components; namely, base salary and participation in the Corporation's incentive stock option plan to encourage continued service and to motivate the executive to increase shareholder value. In establishing executive and senior employee salary ranges, the Committee takes into consideration, individual performance, responsibilities and length of service. The salary ranges and structure reflect competitive practices in the marketplace in which the Corporation competes to attract and retain qualified executives. Stock options align the interests of executive officers and other key employees with the long-term interests of shareholders and provide competitive performance incentive compensation.

Submitted on behalf of the Compensation Committee
William A. Rand (Chairman)
Adolf H. Lundin
John H. Craig

Comparative Shareholder Return Performance Graph

The following graph compares the yearly percentage increase in the Corporation's cumulative total shareholder return on its common shares with the cumulative total return of the TSE 300 Index, for the financial years ended December 31, 2001, 2000, 1999, 1998, 1997 and 1996. All currency references in the graph are to Canadian dollars.


$160
$140
$120
$100
$80
$60
$40
$20
$-
Dec31/96
Dec31/97
Dec31/98
Dec31/99
Dec31/00
Dec31/01
TNK
TSE 300

	Dec 31/96	Dec 31/97	Dec 31/98	Dec 31/99	Dec 31/00	Dec 31/01
TNK	100.00	45	6	3	3	1
TSE 300	100.00	113	109	142	151	130

COMPENSATION OF DIRECTORS

Standard Compensation Arrangements

None of the directors of the Corporation were compensated by the Corporation and its subsidiaries during the fiscal year ended December 31, 2001 for their services in their capacity as directors, nor were any amounts paid to directors for committee participation or special assignments. All expenses incurred by directors in respect of their duties are reimbursed by the Corporation.

Other Arrangements

None of the directors of the Corporation were compensated in their capacity as a director by the Corporation and its subsidiaries during the fiscal year ended December 31, 2001 pursuant to any other arrangement or in lieu of any standard arrangement.

Compensation for Services

During the fiscal year ended December 31, 2001, the Corporation and its subsidiaries paid:

(a) the law firm of Cassels Brock & Blackwell LLP, of which Mr. John H. Craig is a partner, US$26,458 for legal services rendered as solicitors for the Corporation, of which US$2,052 was accrued as at December 31, 2001;

(b) Namdo Management Services Ltd., a private corporation owned by Mr. Lukas H. Lundin, a director of the Corporation, the sum of US$116,895, plus reimbursement of out-of-pocket expenses at cost. Namdo has approximately 12 employees and provides administration and financial services to a number of public companies. Accordingly, there is no basis for allocating the amounts paid by Namdo to Mr. Lundin directly.

No other director was compensated either directly or indirectly by the Corporation and its subsidiaries during the most recently completed financial year for services as consultants or experts other than as disclosed elsewhere in this document.

Indebtedness of Directors and Executive Officers

None of the directors or executive officers of the Corporation, proposed nominees for directors, or associates or affiliates of said persons, have been indebted to the Corporation at any time since the beginning of the last completed financial year of the Corporation.

STATEMENT OF CORPORATE GOVERNANCE PRACTICE

Mandate of the Board

The Board's responsibility to manage the business and affairs of the Corporation is prescribed by law. The Board implicitly and explicitly has acknowledged its responsibility for the stewardship of the Corporation. As the Board has plenary power, no specific mandate has been prescribed for the Board. Any responsibilities that have not been delegated to the Corporation's senior management or committees of the Board remain with the full Board.

Generally, the Board meets a minimum of four times each year, once in each fiscal quarter, approximately six weeks after the end of the quarter. In addition, the Board meets at other times when matters requiring its approval are raised and the timing is such that it is not prudent to wait for a regularly scheduled quarterly meeting.

To further discharge the stewardship responsibilities of the Board:

(i) The Board participates in strategic planning as the acceptor and/or adopter of the strategic plans proposed and developed by management. The strategic planning process has been the responsibility of management. The Board will undertake periodic reviews of the strategic planning process.

(ii) The Board has considered and does in its deliberations consider the principal risks of the Corporation's business and receives periodic reports from management of the Corporation's assessment and management of those risks.

(iii) The Board has, from time to time, considered succession issues and takes responsibility for appointing and monitoring officers of the Corporation.

(iv) The Board has discussed and considered how the Corporation communicates with its various shareholders and periodically reviews and approves the Corporation's communications with the public but has no formal communication policy.

(v) The Board, directly and through its Audit Committee, assesses the integrity of the Corporation's internal control and management information systems.

The Board encourages senior management to participate in appropriate professional and personal development activities, courses and programs, and support management's commitment to the training and development of all permanent employees.

Composition of the Board

During the recently completed financial year, the Board was comprised of five (5) members, two (2) of whom are unrelated directors. Mr. Adolf H. Lundin, Chairman of the Board, may also be considered to be a "significant shareholder" of the Corporation, as defined by the Governance Guidelines, which is a shareholder with the ability to exercise a majority of votes for the election of directors. Mr. Lundin currently owns or controls approximately 46% of the voting shares of the Corporation and is an intricate part of the management of the Corporation.

The composition of the Board is not too large to function effectively given the size of the Corporation and the operations that the Corporation is involved in. Any fewer directors at this time may impede the ability of the Board to review all of the information required by them in governance of the Corporation and leave at risk the possibility of an insufficient number of unrelated directors at any particular Board meeting. The Board, as presently constituted, brings together a mix of skills, background, ages and attitudes that the Board considers appropriate to the stewardship of the Corporation. The periodic review of this issue has been mandated to the Audit Committee.

Board Independence

The Board has considered the relationship of each director. Messrs. Adolf H. Lundin and Lukas H. Lundin, are deemed to be related due to their family and business relationships. Mr. Paul K. Conibear is considered to be related because of his executive position with the Corporation. John H. Craig periodically provides legal services to the Corporation but is not considered to be related because of the size of his fees for such services relative to the overall fee income of his practice. Mr. William A. Rand is unrelated. The interests of Messrs. Craig and Rand, along with the interest of other directors, can be considered to fairly reflect the investment in the Corporation by shareholders other than the significant shareholder.

Board Committees - Size and Compensation

The Board has not constituted a formal nominating committee comprising the unrelated directors and the CEO, to be responsible for proposing new nominees to the Board and for assessing directors on an ongoing basis. Nominations are the result of recruitment efforts by the Chairman and the CEO and discussed informally with several directors before being brought to the Board as a whole. The Corporation does not currently have a formal process of orientation and education for new members of the Board.

Board members are presently not compensated other than by stock options; expenses are reimbursed at cost. The Corporation has not developed position descriptions for the Board and the CEO. Generally, operations in the ordinary course or that are not in the ordinary course and do not exceed certain levels of expenditures or commitment on the part of the Corporation have been delegated to management. Decisions relating to matters that are not in the ordinary course and that involve expenditures or commitments on the part of the Corporation beyond specified levels generally require prior approval of the Board. As the Board has plenary power, any responsibilities that have not been delegated to management or a Board committee remain with the Board. The Board has functioned, and is of the view that it can continue to function, independently of management, as required. It is common practice for the Chairman to delegate the chair to a non-related director during Board meetings.

The Board has not met without management present. If the Board believed it was appropriate and meaningful it would formalize the process by which the Board would meet without management and for handling the Board's overall relationship with management.

The Corporation's Audit Committee is composed of three (3) directors, one of whom is a related director. The Audit Committee meets a minimum of four times a year, including to review the annual financial statements prior to their submission to the Board. The Audit Committee has direct communication channels with internal personnel responsible for financial statement preparation and with the Corporation's external auditors. Due to its size, the Corporation has no formal internal audit process.

Each of the Corporation's Compensation and Corporate Governance Committees are composed of three directors, one of whom is a related director.

The Board has not constituted a committee comprised exclusively of outside directors, a majority of whom are unrelated directors, to assess the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors. This task has been assigned to the Corporate Governance Committee that is comprised of a majority of non-related directors.

The Corporation formally communicates with its shareholders and other stakeholders through various channels, including annual and quarterly reports, news releases and statutory filings. Direct shareholder communications are generally handled by the Chairman, Chief Executive Officer, President and Corporate Development and other officers who are available to shareholders and the investment community to discuss the Corporation's business and operations. The Board is of the view that a more formal communication or shareholders' relations program is not necessary at this time in light of the availability and accessibility of the senior officers of the Corporation.

The Board has not adopted a system that would enable an individual director to engage an outside advisor at the expense of the Corporation in appropriate circumstances. If such an engagement were appropriate it would be subject to the approval of the Chairman.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

During the fiscal year ended December 31, 2001, none of the insiders of the Corporation nor any proposed nominee for election as director, nor any associate or affiliate of said persons, has had any material interest, direct or indirect, in any transaction, which has materially affected or would materially affect the Corporation or any of its subsidiaries.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

ADVANCE APPROVAL TO PRIVATE PLACEMENTS

Shareholders are being asked to approve an ordinary resolution authorizing the Board of Directors of the Corporation to enter into one or more private placements in the twelve (12) month period following the Meeting which would result in the issuance of additional common shares to subscribers that exceed certain limitations imposed under the policies of The Toronto Stock Exchange (the "TSE"). Pursuant to the rules adopted by the TSE, shareholder approval is required where the issuance of shares by way of private placement during any six month period will result in the issuance of more than 25% of the number of common shares which are outstanding (on a non-diluted basis) prior to giving effect to such transaction. Accordingly, it is prudent to authorize the Board of Directors to proceed with such private placements at the present time to save the time and expense associated with seeking shareholder approval at future special meetings of shareholders.

It is not necessarily the intention of management to issue the entire number of common shares authorized pursuant to the proposed resolution. Any private placements will be negotiated only if management believes the subscription price is reasonable in the circumstances and if the funds are required by the Corporation to expand its activities. The issuance of common shares pursuant to these private placements will not materially affect the control of the Corporation. Each such private placement will be made in accordance with applicable laws and rules of the TSE, which require the approval of the TSE prior to completion of each individual private placement transaction. These rules also provide that private placements are to be priced at the closing price of the Corporation's shares as traded on the day prior to the date notice of the placement is given to the TSE, subject to prescribed discounts.

As well, warrants may accompany the common shares issued under the private placements where such warrants are priced at or above market and do not exceed the number of shares issued under the private placement.

Section 620 of the TSE Company Manual provides that the total number of shares of a listed company which are issued or subject to issuance pursuant to private placement transactions during any six month period must not exceed 25% of the number of shares of the company which are outstanding prior to giving effect to such transactions (the "TSE 25% Rule").

The application of the TSE 25% Rule may restrict the availability to the Corporation of funds which it may wish to raise in the future by way of private placements of its securities. The TSE has a working practice that it will accept advance approval of shareholders in anticipation of private placements that may exceed the TSE 25% Rule, provided that such private placements are completed within twelve months of the date such advance shareholder approval is given and provided that the subscribers to the placements are substantially at arm's-length to the company. Accordingly, such future private placements will be subject to the following terms:

1. All of the private placement financings will be carried out in accordance with the guidelines of the TSE and specifically in accordance with sections 619 and 622 of the TSE Company Manual, copies of which are annexed hereto as Schedule "A".

2. Such future private placements would not result in additional shares of the Corporation being issued in an amount exceeding the current number of issued and outstanding shares (in the aggregate) of the Corporation.

3. Any of the future private placements would be substantially at arm's length and would not materially affect control of the Corporation.

At the Meeting, shareholders will be asked to consider and, if deemed advisable, to approve the following ordinary resolution, subject to such amendments, variations or additions as may be approved at the Meeting, authorizing additional private placements which would take place within one year of the date of this management proxy circular:

"NOW THEREFORE BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1. The directors of the Corporation be and they are hereby authorized and directed to arrange from time to time, additional private placements in the capital of the Corporation, subject to the following terms:

   (a) All private placement financings will be carried out by the Corporation in accordance with the guidelines of The Toronto Stock Exchange and specifically paragraphs 619 and 622 of The Toronto Stock Exchange Company Manual.

   (b) The future private placements will not result in additional shares of the Corporation being issued in an amount exceeding the current number of issued and outstanding shares in the aggregate of the Corporation.

   (c) Any of the future private placements would be substantially at arm's length and would not materially affect control of the Corporation.

2. Any director or officer of the Corporation is hereby authorized and directed, acting for, in the name of and on behalf of the Corporation, to execute or cause to be executed, under the seal of the Corporation or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such other acts and things, as may in the opinion of such director or officer of the Corporation be necessary or desirable to carry out the intent of the foregoing resolution."

If advance shareholder approval is not obtained, the TSE will not approve any private placements which result in the issuance or possible issuance of a number of shares which contravenes the TSE 25% Rule, without specific shareholder approval of the particular private placement. Such restriction could impede the Corporation's timely access to required funds.

The Board of Directors recommends that shareholders vote for the adoption of the resolution. In order to become effective, the advance approval of private placements that may exceed the TSE 25% Rule must be approved by an ordinary resolution passed by a simple majority of the votes cast by the shareholders in respect of such resolution.

OTHER MATTERS

Management of the Corporation are not aware of any other matter to come before the Meeting other than as set out in the Notice of Meeting. If any other matter properly comes before the Meeting, or any adjournment thereof, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgement on such matter.

MANAGEMENT CONTRACTS

Management functions of the Corporation are performed by directors, executive officers or senior officers of the Corporation and not, to any substantial degree, by any other person with whom the Corporation has contracted.

CERTIFICATE

The contents and the distribution of this management information circular have been approved by the Board.

DATED this 23rd day of April, 2002.

BY ORDER OF THE BOARD

(Signed) Adolf H. Lundin, President and CEO

SCHEDULE "A"

Sections 619 and 622 from the Toronto Stock Exchange Company Manual

Price

619. The Exchange will not accept an issuance of securities by way of private placement unless all of the following conditions are met: (For the purposes of this Section, a private placement of unlisted convertible securities shall be deemed to be a private placement of the underlying listed securities at a price equal to the lowest possible conversion price.)

(a) The listed company must give the Exchange's Listings & Distributions Division written notice of the proposed private placement. The notice should be in the form of a Notice of a Proposed Private Placement (Appendix D at ¶ 830-080), accompanied by a covering letter. The date on which notice shall be deemed to be given (the "Date of Notice") shall be, in the case of a notice that is mailed, the date on which the notice is deposited in a post office or public letter box. During periods of postal disruption, listed companies shall be expected to use alternative means of effecting prompt delivery.

(b) The price per security must not be lower than the closing market price of the security on the Toronto Stock Exchange on the trading day prior to the Date of Notice (the "Market Price"), less the applicable discount as follows:

Market Price	Maximum Discount Therefrom
$0.50 or less	25%
$0.51 to $2.00	20%
Above $2.00	15%

(c) Subject to paragraph (e), within 30 days from the Date of Notice, the listed company must file with the Exchange's Company Regulation Division a Private Placement Questionnaire and Undertaking (Form P1 - Appendix D at ¶ 830-061) completed by each proposed purchaser, and all other documentation requested by the Exchange.

(d) The transaction must not close and the securities must not be issued prior to acceptance thereof by the Exchange and, subject to paragraph (e), not later than 45 days from the Date of Notice.

(e) An extension of the time period prescribed in paragraph (c) or (d) may be granted in justifiable circumstances, provided that a written request for an extension is filed with the Exchange's Company Regulation Division in advance of the expiry of the 30-day or 45-day period, as the case may be.

(f) The listed company must give the Exchange immediate notice in writing of the closing of the transaction.

Warrants

622. Warrants to purchase listed securities may be issued to a private placement purchaser if:

(a) the listed company satisfies the Exchange that the warrants and the provisions attaching to them are essential to the proposed financing; and

(b) all of the following conditions are met:

(i) If the securities purchased initially by the private placee are listed securities, the warrants must not entitle the holder to purchase a greater number of listed securities than the number of securities purchased initially. If the securities purchased initially are convertible into listed securities, the warrants must not entitle the holder to purchase a greater number of listed securities than the number of securities issuable upon conversion of the securities purchased initially. If the securities purchased initially are neither listed securities nor convertible into listed securities, the warrants must not entitle the holder to purchase a greater number of listed securities than the number obtained by dividing the initial proceeds of the private placement by the Market Price per security as defined in Section 619.

(ii) The warrant exercise price must not be less than the Market Price, as defined in Section 619 (i.e. with no discount). The procedure set out in paragraphs (a), (c), (d), (e) and (f) of Section 619 must be followed in this regard, the "price" being the warrant exercise price for this purpose.

(iii) The warrants must be exercisable during a period not extending beyond five years from the date of the closing of the private placement transaction.

TENKE MINING CORP.

1320 - 885 West Georgia Street • Vancouver, B.C. Canada V6C 3E8
Telephone: (604) 689-7842 • Facsimile: (604) 689-4250

PROXY

Annual and Special Meeting – June 6, 2002
THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE CORPORATION

The undersigned shareholder of TENKE MINING CORP. (the "Corporation") hereby appoints Paul K. Conibear, Chief Operating Officer of the Corporation, or failing him, Lukas H. Lundin, a Director of the Corporation, or failing him, William A. Rand, a Director of the Corporation, OR INSTEAD OF ANY OF THE FOREGOING, ______________________ as the nominee of the undersigned (hereinafter called the "nominee") to attend and act for and on behalf of the undersigned at the Annual and Special Meeting of the shareholders of the Corporation to be held on Thursday, June 6, 2002 at the hour of 10:00 a.m., Vancouver time, and at any adjournment or adjournments thereof , to the same extent and with the same power as if the undersigned were personally present at the said meeting or at such adjournment or adjournments thereof .

UNLESS THE UNDERSIGNED DIRECTS OTHERWISE, THE NOMINEE IS HEREBY INSTRUCTED TO VOTE THE COMMON SHARES OF THE CORPORATION HELD BY THE UNDERSIGNED AS FOLLOWS:

1. To appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors for the Corporation for the ensuing year, at a remuneration to be fixed by the directors of the Corporation.

   IN FAVOUR ☐ WITHHOLD ☐

2. To elect the following persons directors of the Corporation for the ensuing year:

ADOLF H. LUNDIN	FOR	☐	WITHHOLD	☐
PAUL K. CONIBEAR	FOR	☐	WITHHOLD	☐
JOHN H. CRAIG	FOR	☐	WITHHOLD	☐
LUKAS H. LUNDIN	FOR	☐	WITHHOLD	☐
WILLIAM A. RAND	FOR	☐	WITHHOLD	☐

3. To pass the ordinary resolution, the full text of which is set out under the heading "Particulars of Other Matters to be Acted Upon" in the accompanying Management Proxy Circular approving, in advance, any private placement agreements entered into during the ensuing 12 months.

   IN FAVOUR ☐ AGAINST ☐

4. To transact such other business as may properly come before the Meeting.

   IN FAVOUR ☐ AGAINST ☐

F ANY AMENDMENTS OR VARIATIONS TO THE MATTERS REFERRED TO ABOVE OR TO ANY OTHER MATTERS IDENTIFIED IN THE NOTICE OF MEETING ARE PROPOSED AT THE MEETING OR ANY ADJOURNMENT OR ADJOURNMENTS THEREOF, OR IF ANY OTHER MATTERS WHICH ARE NOT NOW KNOWN TO MANAGEMENT SHOULD PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT OR ADJOURNMENTS THEREOF, THIS PROXY CONFERS DISCRETIONARY AUTHORITY ON THE PERSON VOTING THE PROXY TO VOTE ON SUCH AMENDMENTS OR VARIATIONS OR SUCH OTHER MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF SUCH PERSON.

THIS FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING NOTICE OF MEETING AND MANAGEMENT PROXY CIRCULAR.

The undersigned shareholder hereby revokes any proxy previously given to attend and vote at the Meeting.

Name of Shareholder: ______________________
(please print)

Signature of Shareholder: ______________________

Date: ______________________

Number of Shares Held ______________________
(If left blank, all shares registered in your name will be deemed to be represented by this proxy.)

This proxy form is not valid unless it is signed and dated. If this proxy form is undated it shall be deemed to be dated the date of mailing of the accompanying Management Proxy Circular.

To be valid, this proxy form DULY EXECUTED AND DATED must arrive at the offices of the Corporation's transfer agent, Computershare Trust Company of Canada not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof. The chairman of the Meeting has the discretion to accept proxies filed less than 48 hours before the date of the Meeting. The mailing address of Computershare Trust Company of Canada is 510 Burrard Street, Vancouver, B.C., V6C 3B9 and its fax number is (604) 683-3694.

(Please see other side of page)

INSTRUCTIONS FOR COMPLETION OF PROXY

1. THIS PROXY IS SOLICITED ON BEHALF OF THE MANAGEMENT OF THE CORPORATION.

2. If someone other than the shareholder of the Corporation signs this proxy form on behalf of the named shareholder of the Corporation, documentation acceptable to the Chairman of the Meeting must be deposited with this proxy form, authorizing the signing person to do such. If the proxy form is not dated by the shareholder, the proxy will be deemed to be dated the date of mailing of the accompanying Information Circular.

3. (i) **If a registered shareholder wishes to attend the meeting to vote on the resolutions in person,** register your attendance with the Corporation's scrutineers at the meeting.

   (ii) **If the securities of a shareholder are held by a financial institution and the shareholder wishes to attend the meeting to vote on the resolutions in person,** cross off the management appointee name or names, insert the shareholder's name in the blank space provided, do not indicate a voting choice by any resolution, sign and date the proxy form and return the proxy form to the financial institution or its agent. At the meeting, a vote will be taken on each of the resolutions as set out in this proxy form and the shareholder's vote will be counted at that time.

4. **If a shareholder cannot attend the meeting but wishes to vote on the resolutions, the shareholder can appoint another person**, who need not be a shareholder of the Corporation, to vote according to the shareholder's instructions. To appoint someone other than the person named, cross off the management appointee name or names and insert your appointed proxyholder's name in the space provided, sign and date the proxy form and return the proxy form. Where no instruction on a resolution is specified by the shareholder, this proxy form confers discretionary authority upon the shareholder's appointed proxyholder.

5. **If the shareholder cannot attend the meeting but wishes to vote on the resolutions and to appoint one of the management appointees named**, leave the wording appointing a nominee as shown, sign and date the proxy form and return the proxy form. Where no instruction is specified by a shareholder on a resolution shown on the proxy form, a nominee of management acting as proxyholder will vote the securities as if the shareholder had specified an affirmative vote.

6. The securities represented by this proxy form will be voted or withheld from voting in accordance with the instructions of the shareholder on any poll of a resolution that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. With respect to any amendments or variations in any of the resolutions shown on the proxy form, or matters which may properly come before the meeting if so authorized, the securities will be voted by the proxyholder appointed, as the proxyholder in his/her sole discretion sees fit.

7. If a registered shareholder has returned the proxy form, the shareholder may still attend the meeting and vote in person should the shareholder later decide to do so. To attend and vote at the Meeting, the shareholder must record his/her attendance with the Corporation's scrutineers at the Meeting and revoke the proxy form in writing.

To be represented at the Meeting, this proxy form must be received at the office of Computershare Trust Company of Canada *by mail or fax no later than* forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or any adjournment or adjournments thereof. The Chairman of the Meeting has the discretion to accept proxies filed less than 48 hours before the date of the Meeting. *The mailing address of* Computershare Itrust Company of Canada, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 and its fax number is (604) 683-3694.

TENKE MINING CORP.

SUPPLEMENTAL MAILING LIST RETURN CARD
(National Policy No. 41)

The undersigned certifies that he/she is the owner of securities (other than debt instruments) of **TENKE MINING CORP.** (the "Corporation") and requests that he/she be placed on the Corporation's Supplemental Mailing List in respect of its interim financial statements.

NAME OF SHAREHOLDER: ______________________________
(Please Print)

ADDRESS: ______________________________

____

SIGNATURE: ______________________________

DATE: ______________________________

NOTE: **If you wish to be included in the Corporation's Supplemental Mailing List in order to receive its interim financial statements, please complete and return this card to:**

Computershare Trust Company of Canda
4th Floor
510 Burrard Street
Vancouver, British Columbia
V6C 3B9

or you may return this card along with your proxy in the attached envelope. As the Supplemental Mailing List will be updated each year, a return card will be required annually in order to remain on the list.

TENKE MINING CORP.

1320 - 885 West Georgia Street
Vancouver, British Columbia
V6C 3E8

Tel: (604) 689-7842
Fax: (604) 689-4250

RENEWAL

ANNUAL INFORMATION FORM

For the Year
Ended December 31, 2001

Dated: April 19, 2002

TABLE OF CONTENTS

PRELIMINARY NOTES

EXCHANGE RATE INFORMATION

Tenke Mining Corp. reports its consolidated financial statements in United States dollars. All dollar amounts are stated in United States dollars, except where otherwise indicated.

The following table sets forth exchange rates in effect at the end of each of the periods indicated and the high, the low and the average rates for each of such periods for Canadian dollars expressed in United States dollars based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the "noon buying rate").

	Year Ended December 31		
	1999	**2000**	**2001**
High	0.6925	0.6969	0.6241
Low	0.6535	0.641	0.6697
Average[1]	0.6744	0.6727	0.6458
Period End	0.6925	0.6669	0.6298

Note[1]: The average of the exchange rates on the last day of each month during the applicable period.

DATE OF INFORMATION

All information contained in this AIF is as of December 31, 2001 unless otherwise stated.

FORWARD LOOKING STATEMENTS

This AIF contains certain forward-looking statements and information relating to Tenke that are based on the beliefs of its management as well as assumptions made by and information currently available to Tenke. When used in this document, the words "anticipate", "believe", "estimate" and "expect" and similar expressions, as they relate to Tenke or its management, are intended to identify forward-looking statements. This AIF contains forward-looking statements relating to, among others, compliance with environmental standards, the sufficiency of current working capital, the sufficiency of ore reserves, funding for proposed exploration and development activities, and the implementation of mining practices at Tenke's projects. The MD&A which is incorporated by reference within this AIF contains forward-looking statements relating to, among others, forecast capital and non-operating spending in respect of Tenke's mining properties. Such statements reflect the current views of the Corporation with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of Tenke to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Important factors are identified in this AIF under the headings "Risks and Uncertainties" and "Competitive Conditions." Other factors include, among others both referenced and not referenced in this AIF, changes in general economic conditions, and changes in business strategy. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected, the Corporation does not intend, and does not assume any obligation, to update these forward-looking statements.

TENKE MINING CORP.

CORPORATE STRUCTURE

NAME AND INCORPORATION

Tenke Mining Corp. ("Tenke" or the "Corporation") was incorporated by Articles and Memorandum on February 20, 1978 under the laws of the Province of British Columbia. Effective February 8, 1991, the common shares of the Corporation were consolidated on a 10 for 1 basis and the name of the Corporation was changed from Eurocan Ventures Ltd. to Consolidated Eurocan Ventures Ltd. Also effective February 8, 1991, the authorized capital of the Corporation was increased from 5,000,000 post-consolidated common shares to 50,000,000 common shares. Effective April 19, 1994, the Corporation was continued as a federal corporation under the Canada Business Corporations Act with unlimited share capital and ceased to be a company within the meaning of the British Columbia Company Act. On January 9, 1997 the Corporation filed Articles of Amendment to change the name of the Corporation from Consolidated Eurocan Ventures Ltd. to Tenke Mining Corp. Effective June 22, 1999, the shares of the Corporation were consolidated on a 5 for 1 basis.

The Corporation's registered office is located at Suite 1100, 888 Dunsmuir Street, Vancouver, BC V6C 3K4. The Corporation's principal office is located at Suite 1320, 885 West Georgia Street, Vancouver, BC V6C 3E8.

INTERCORPORATE RELATIONSHIPS

The following diagram illustrates the intercorporate relationships among the Corporation's active subsidiaries, which are owned directly or indirectly by the Corporation, their jurisdiction of incorporation and the percentage of voting securities beneficially owned, or over which control or direction is exercised, by the Corporation. None of the following subsidiaries has any non-voting securities outstanding.


Tenke Mining Corp.
(Canada)
100%
Frontera Holdings (Bermuda) I Ltd.
(Bermuda)
100%
Tenke Holdings Ltd.
(Bermuda)
100%
Frontera Holdings (Bermuda) II Ltd.
(Bermuda)
100%
Lundin Holdings Ltd.
(Bermuda)
55%
Tenke Fungurume Mining Corp.
SARL (DRC)
100%
Desarrollo de Prospectos
Mineros SA
(Argentina)
100%
Minera Frontera del Oro SCM
(Chile)

Unless the context indicates otherwise, a reference in this Annual Information Form to "Tenke" or the "Corporation" includes subsidiaries of the Corporation.

GENERAL DEVELOPMENT OF THE BUSINESS

The Corporation is a mineral resource corporation engaged in exploring for, developing and acquiring precious and base metal properties. The Corporation's key project is the Tenke Fungurume copper/cobalt deposits in Katanga Province, the Democratic Republic of Congo (DRC). The Corporation also holds an interest in the Vicuna copper/gold exploration project in San Juan Province, Argentina and Region III, Chile.

Tenke Fungurume Copper/Cobalt Deposit

Tenke Fungurume remains the core asset of the Corporation. Since securing its rights to a 55% interest in the Project in 1996, the Corporation, through its subsidiaries, has spent approximately US$38 million on exploration, pre-development studies and infrastructure construction on the Project.

A feasibility study was initiated in 1997, which included resource calculations, mine planning, process design and testwork, environmental baseline studies, infrastructure design and layout and tailings management studies. In addition to work on the feasibility study, TFM carried out a successful exploration programme during the period May to November, 1997 in the Dipeta Syncline at a cost of approximately US$3.6 million.

During the 15-month period ended December 31, 1998 the Corporation continued toward finalization of the feasibility study, including the establishment of long-term power, rail and sulphur supply contracts and the appointment of two specialist firms to provide engineering support services during the pre-commitment phase of the Project and to provide management support in the area of project mobilization activities. A draft feasibility study was prepared for initial production of 100,000 tonnes per annum ("tpa") of copper for the first 4 years rising to production of 200,000 tpa from years 5 through 15. Associated cobalt is approximately 6,000 tpa, rising to 13,000 tpa. During this period, the Corporation also entered into discussions with a number of major mining companies with respect to the participation in the Project and conducted parallel discussions regarding project debt financing.

Completion of a bankable feasibility study and conclusion of funding for the development of the Project were severely disrupted following the outbreak of hostilities in the DRC in August 1998. All debt financing discussions were suspended; however, discussions continued with potential equity partners and in December 1998, the Corporation successfully concluded an option agreement with BHP Copper Inc. (now BHP Billiton ("BHPB")) which established a formal structure for BHPB to acquire, directly or indirectly, a minimum of a 45% ownership interest in the Project and which has the objective of leading to the development of the Project.

On February 23, 1999, as a result of continuing military turmoil and political events in the DRC, the Corporation issued a declaration of *force majeure*. The situation in the DRC materially affected the conditions of development and operation of the Project (including power supply, transportation and construction resources), undermined the draft feasibility study prepared by the Corporation and made it impossible to produce a final bankable feasibility study.

Since mid-2000, Tenke has been working closely with BHPB on their preparation of technical and economic studies to start the Project on a small scale. This smaller scale project is intended to allow the commencement of operations on this renowned deposit earlier than would be possible for the much larger plant.

As part of the strategy to advance the project, Phelps Dodge Corporation entered into an agreement with BHPB and Tenke, whereby Phelps Dodge has the opportunity to earn up to one-half of BHPB's position. This approach was taken to provide opportunities for earlier financing and to bring the resources of two of the world's largest copper producers to bear on the development of the deposit.

Continuously improving conditions in the DRC since mid-January 2001 suggest that the investment climate in the country is rapidly changing. The government of President Joseph Kabila is expected to further enable sustained better conditions. UN peace keeping troops have been deployed to various parts of the country, international involvement in support of the new government is strong, and Katanga Province is expected to be one of the first regions of the DRC to return to a stable business environment, which will allow Tenke to proceed with the Project. Meetings are continuing with the DRC State mining company and the government ministries to negotiate terms that will allow the small scale plant to proceed.

Vicuna Exploration Project

In September and November 1999, the Corporation concluded a series of option agreements to acquire a 100% interest in certain mining concessions located in Chile and Argentina and known as the "Vicuna Property". The Corporation also secured other concessions as part of a successful strategy to establish a major land position in the area. In September 2000, the Corporation granted Rio Tinto Mining and Exploration Limited ("Rio Tinto") an option to earn a 51% interest in the project by funding work commitments over a 4 year period. After funding an initial exploration season, Rio Tinto withdraw from the project in June 2001.

The Vicuna Property is a copper/gold exploration project located in central Chile/Argentina and originally comprised approximately 26,400 hectares. The Corporation received formal approval from the Argentine and Chilean governments to open and maintain a temporary international pass, allowing free passage of men and materials across the international frontier. These permits were fundamental to the Corporation proceeding with an efficient and effective exploration campaign which was completed in the southern hemisphere summer season (October 1999-May 2000). This campaign included construction of 45 kilometres of access roads, soil and rock geochemical programs, an MMI geochemical survey, 60 km^2 of geologic mapping, 3,720 metres of trenching, a ground magnetic survey and a combined IP/CSAMT electrical survey. The work defined five (5) exploration targets areas that were tested during the 2000/2001 summer season. This initial round of drilling comprised of 3,986 metres of reverse circulation drilling in 24 holes and resulted in the discovery of significant copper/silver/gold mineralization at the Filo del Sol target. Key intercepts included: 168 metres at 0.86% Cu, 33 g/t Ag, 0.23 g/t Au - open at depth; and 118 metres at 0.51% Cu, 81 g/t Ag, 0.38 g/t Au - open at depth. Holes in other areas throughout the project were also interesting geologically and warrant further work.

On August 1, 2001, a portion of the Vicuna Property land position known as the "Tamberias property" was relinquished. Exploration results carried out on the Tamberias ground did not warrant the escalating option payments required to maintain the property in good standing.

In December 2001, the Corporation fulfilled its obligations to earn a 100% interest in the strategic Westward/Cameco ground portion of the Vicuna Property where exploration results were most favourable.

The Corporation's objective now is to progress the exploration of the Filo del Sol target with a second full season of drilling and discussions with potential partners are ongoing.

There were no significant acquisitions or dispositions completed by the Corporation during its most recently-completed financial year other than as disclosed herein.

Trends, Uncertainties and Risks

Tenke Fungurume

The uncertainties and risks of developing a property in the DRC are significant, but continuously improving conditions in the DRC since mid-January 2001, have given Tenke confidence that the investment climate in the country is rapidly changing for the better. The government installed by President Joseph Kabila is expected to further enable sustained improved conditions. UN peace keeping troops have been deployed to various parts of the country, international involvement in support of the new government is strong, and Katanga Province is expected to be one of the first regions of the DRC to return to a stable business environment, allowing development of the Tenke Fungurume deposits to proceed.

There is no guarantee that the civil conflict which disrupted the Corporation's activities in late 1998 will not return. Never-the-less, throughout this period, Tenke has kept its assets in good condition, maintained full time staff at the site and at its main office in Lubumbashi, and the southern location of the site within the country has sheltered it from the majority of the problems which were severe in the northern half of the DRC.

The Corporation has initiated meetings with Gecamines, the DRC State mining company, and the government ministries to discuss revised plans for the proposed development of Tenke Fungurume. These discussions are progressing and the Corporation is optimistic about the prospects of advancing the Tenke Fungurume project. However, the conditions which will be appropriate for the Corporation to re-start significant activity are not yet in place, and may take more than a year to achieve. Banks that previously would finance projects in the DRC and provide risk insurance continue to refuse major funding to the DRC and this situation is likely to continue for quite some time until stability has been seen to be durable. The Corporation remains in *force majeure* on its commitments, and it is impossible to determine when this condition might be lifted.

In the meantime, BHPB have maintained their commitments and funding of the running costs of Tenke Fungurume as governed by their earn-in agreement with Lundin Holdings Ltd. There is no guarantee that BHPB will continue their yearly renewals of this option agreement. If they do not, the Corporation will be responsible for ongoing care and maintenance costs and ultimate development of the project.

In general, management of the Corporation is more confident of the ability to progress the project than it has been in the last 3 years. It is possible that development of the first phase of Tenke could proceed in the next 1-2 years, such that the facilities could be in operation to take advantage of the next upswing in copper prices.

Vicuna

The 2000/2001 summer season exploration program produced favorable copper mineralization results, and there is optimism that additional drilling will produce an expanded mineralized zone in the Filo del Sol target. If so, and provided grades can be at and higher than those encountered to date, there is the possibility of the existence of a significant mineralized copper/gold/silver resource on the property.

The concessions are at high altitude, and exploration periods are relatively short due to the severe high Andes winter. Therefore ongoing exploration is relatively costly, and requires careful planning and specialized staff and contractors to successfully manage the next phases of work. While there are favorable indications that the Corporation will secure an exploration partner following the withdrawal of Rio Tinto, this cannot be assured. In the event the Corporation is unable to secure a partner, it will be required to finance the next year of commitments and exploration expenditures, or make other arrangements to maintain its interests in Vicuna.

NARRATIVE DESCRIPTION OF THE BUSINESS

TENKE FUNGURUME PROJECT

Location, Access and Property Description

The Tenke Fungurume Project is situated on two concessions totalling 1,437 square kilometres. It is situated about 175 kilometres northwest of Lubumbashi, the administration center of Shaba Province in southeastern Democratic Republic of Congo ("DRC").

The main highway, the main railroad (both in poor repair), and the main power line connecting Kolwezi and Likasi with Lubumbashi pass through the project. Kolwezi and Likasi are about 30 kilometres west and southeast respectively from the project. Scheduled air service is available between Lubumbashi and the capital at Kinshasha, as well as from South Africa to Lubumbashi. An airstrip on the concession can accommodate C130's and 737's. Port facilities at Matadi can be accessed via rail, river barges, and another rail link. Port facilities at Dar-es-Salaam, Tanzania and New London (near Durban) South Africa can be accessed by rail. Most copper and cobalt product is shipped from the DRC via ports in South Africa.

The concessions are relatively sparsely populated with people living in scattered villages and carrying out subsistence farming. The area surrounding the deposits is estimated to have 26,000 people and includes two larger towns. At the western end of the area to be exploited is Tenke (est. - 6,500 people) and at the eastern end Fungurume (est. - 16,000 people).

Hydroelectric generated power via the main Katanga grid and an existing substation are available on the property. Water in streams, rivers, and wells on the property will supply water for the project.

Elevations on the concession range from 1,200 metres to 1,500 metres above sea level, with most of the known copper-cobalt deposits forming hills and ridges.

Climate at the deposit area is subtropical. Most of the 1,160 millimetres of rainfall occurs between October and March, with monthly maximums on the order of 400 millimetres. The dry season is usually from April to September. Air temperatures range from rare night time lows of 0°C in June/July to daytime highs approaching 40°C in October.

History and Previous Work

Drill programs at the Tenke Fungurume Project commenced in 1918. Studies emphasizing the oxide resource were first undertaken by the Bureau d'Etudes Metallurgiques between 1943 and 1963. The property has been studied by Union Miniere, La Generale des Carrieres et des Mines ("Gécamines"), and by Societe Miniere de Tenke Fungurume ("SMTF") between 1970 and 1978. Prior to 1970, some 103,949 metres of diamond drilling in 407 holes, 12,083 metres of underground workings, and 114,792 metres of surface pits and trenches tested the property.

SMTF was the local operating arm of partners Charter Consolidated Ltd.(28%), Amoco Minerals Co.(28%), Templesman and Son (3%), Omnimine (7%), Mitsui (14%), and the then Zairan Government (20%) and expended some $280,000,000 on exploration, various studies, equipment, and improvements between 1971 and 1978. Some of the equipment was sold when SMTF pulled out of the project, but substantial improvements remain on the property. These include the asphalt runway, several rail sidings and spurs, a crushing and block making plant, a quarry, water wells, a one million gallon water tank, a township with housing and recreational facilities, and some partially completed steel frame buildings (shops, laboratory and storage buildings).

SMTF resampled and mapped 10,800 metres of underground workings and mapped the surface of the property, including cleaning all accessible trenches. Additional trenches were dug to test specific targets. From 1971 to January 1976, SMTF drilled 480 diamond core holes (including some condemnation drilling) totaling 57,975 metres. Notwithstanding receipt by SMTF of a positive prefeasibility in July 1976, metals prices and civil unrest led SMTF to abandon the project in 1978 after expenditure of some $280,000,000. SMTF had employed a copper price of $0.80 per pound and a cobalt price of $3.00 per pound in its study.

Metallurgical recoveries in the order of 94% for copper and 78% for cobalt were suggested by test work as appropriate for oxide ores, with 90% for copper and 80% for cobalt indicated for sulfide ores. Given a combination of flotation and hydrometallurgical treatment to exploit mixed ores, overall recoveries were expected to be slightly lower.

The property then reverted to Gécamines. Between 1986 and 1992, Gécamines reports undertaking 10,328 metres of pits and trenches and drilling 83 new holes totaling 8,635 metres.

In late 1995, the property was put out for tender and after a lengthy bidding process Mr. Adolf H. Lundin was awarded the right to acquire a 55% joint venture interest in the concession in July 1996. The Corporation subsequently acquired Mr. Lundin's interest pursuant to agreements dated November 30, 1996.

Ownership

The Corporation, through its indirect wholly-owned subsidiary, Lundin Holdings Ltd. ("Lundin Holdings") holds a 55% interest in Tenke Fungurume Mining SARL, the owner and operator of the mining concessions, subject to the right of BHP Copper Inc. (now BHP Billiton ("BHPB")) to earn a minimum 45% interest in the Project. La Generale des Carrieres et des Mines ("Gecamines"), the State-owned mining company, holds the remaining 45% interest.

Lundin Holdings has an option to make the following payments to Générale des Carrières et des Mines ("Gécamines") in respect of the Tenke Fungurume Project:

- $50,000,000 on completion of transfer of interest (payment made in May 1997);
- $50,000,000 upon electing to place the project into commercial production. This election is to be made within 120 days from the date of delivery of a bankable feasibility study on the project, such feasibility study to be delivered within 24 months of the effective date of the agreement, i.e. 24 months from May 1997). The requirement to deliver the bankable feasibility study will be extended by the period which the project is under force majeure, plus such additional time as may be required to restore the project to the same status as before the declaration of force majeure; and
- $150,000,000 within 72 months of the effective date, i.e. by May 2003. This date will be adjusted according to the extensions granted by the conditions related to force majeure.

Lundin Holdings has commitments to complete a bankable feasibility study and an exploration drilling programme. Lundin Holdings is also committed to advance and arrange financing for future capital expenditures if it elects to place the property into production. In addition, within the TFM Mining Convention, there exists an obligation for Gecamines and Lundin Holdings to reach agreement on the value of an ore stockpile and certain buildings and fixtures existing on the property. When this has been agreed upon, Lundin Holdings will be obligated to make a cash capital contribution in an amount representing 55% of the agreed value; such value not to exceed $10 million. To date, this valuation has not been finalized as a result of factors beyond the Corporation's control. The Corporation's declaration of force majeure on February 23, 1999 has the effect of adjusting all time periods and dates under the Corporation's agreements with the Government and Gécamines.

Prior to the most recent "small-scale plant" studies by BHPB, the first phase of the project was expected to involve the development of a mine, processing plant, and all associated infrastructure, to produce 100,000 tonnes per annum ("tpa") of copper cathode and up to 8,000 tpa of cobalt cathode. The estimated total cost of development is in excess of $400 million. Future phases will require significant further amounts of capital as justified by the economics of the project. Until the outbreak of hostilities in the DRC, management of the Corporation was of the opinion that funding was available for the development of the Project, involving both equity funds and non-recourse debt financing. Discussions with potential equity partners were at an advanced stage and near final terms had been agreed with a consortium of bankers. With the outbreak of hostilities in the DRC in August 1998, all debt financing discussions were suspended. These discussions are not expected to resume until the situation in the DRC is satisfactorily resolved and debt financing again becomes available.

In December 1998 the Corporation entered into an option agreement with BHPB which contemplated four (4) renewable one year terms to earn-in. The option agreement established a formal structure for BHPB to acquire, directly or indirectly, as hereinafter provided, a minimum of a 45% ownership interest in the Project and which had the objective of leading to the development of the Project. In January 2000, the option agreement was amended, whereby an extension of an additional 1-1/2 years was granted to BHPB. In March 2001, the option agreement was further amended to provide BHPB with the unilateral right to extend the term of the option for up to three (3) renewal periods expiring on December 15, 2004.

It is BHPB's intention to undertake a detailed review of the Project, renegotiate the underlying commercial agreements and, if warranted, exercise the option and pursue development of the Project in accordance with a bankable feasibility study. Assuming the Project's underlying commercial agreements are renegotiated to BHPB's satisfaction, BHPB will then conduct feasibility work to supplement the Project's existing draft feasibility study. If BHPB chooses not to begin construction of the Project within a designated period, then BHPB must withdraw from the Project, subject to its rights, including but not limited to, a retained equity interest. BHPB will, as long as the agreement remains in force, fund certain ongoing Project expenditures. In the event BHPB exercises its option and develops the Project, it will fund development costs up to an amount ranging between US$600 and US$900 million prior to the Corporation having any obligation to contribute development funding. The BHPB agreement provides for project funding only and does not fund the Corporation's corporate costs, which remain the responsibility of the Corporation.

The Corporation has recorded expenditures in respect of the Tenke Fungurume Project as at December 31, 2001, as follows:

$162,541,375	Acquisition Costs
38,270,488	Feasibility studies and exploration, net
$200,811,863	

As at December 31, 2001, the Corporation had received option payments from BHPB amounting to $6,065,452.

Geology

Carbonate hosted copper-cobalt deposits are found as stratabound deposits in Late Proterozoic age Roan Series (Shaban Supergroup) rocks. These units, formerly termed Katangan, form a broad, strongly folded and faulted arc from Kolwezi in the west through Likasi and Lubumbashi into Zambia in the southeast. The Tenke Fungurume Project concession lies in the northwestern sector of this overturned belt of synclines and anticlines. Major copper-cobalt deposits are located in the most strongly deformed zones along the axis of the arc.

In most sediment host copper deposits, mineralization is restricted to shales and sandstones, whereas, at the Tenke Fungurume Project hosts are shaley, dolomitic units. The grades at Tenke Fungurume are several times higher than the average at shale or sandstone deposits.

Significant copper-cobalt mineralization at the Tenke Fungurume Project is restricted to two 5 to 15 metre beds near the base of the Middle Roan Group. The Lower Ore Body occurs in a thinly banded siliceous shale (copper and cobalt along bedding planes) averaging 5 metres thick and in the upper 0-5 metres of an underlying, laminated dolomitic shale unit. The Upper Ore Body occurs in the lower 10 metres of a 100 metres thick, finely laminated, locally graphic dolomitic shale. Copper and cobalt are found disseminated through the unit and along laminations, joints and fractures.

Thrusting and faulting have broken and displaced the folded Roan sediments into rotated and isolated blocks with an area ranging to ± 10 square kilometres. Near surface blocks, which are mineralized, form distinctive treeless hills reflecting the siliceous nature of the mineralization and the toxic effects of the very high copper concentrations.

Mineralization

The predominant economic sulfide minerals are chalcocite and digenite with subsidiary bornite and rare carrollite and chalocpyrite. Depth of oxidation is variable given the faulted and folded nature of the deposit, but extends as deep as 250 metres at Fungurume. Sulfide "ores" are rarely found within 50 metres of surface. A mixed zone (≥ 15% sulfide < 85% oxide) hosts limited supergene enrichment, with chalcocite and associated digenite as secondary copper minerals. Economic mineralization in the oxide zone, generally extending to 50 to 150 metres below surface, is primarily as malachite, pseudomalachite, and chrysocolla. Heterogenite is the major oxide cobalt mineral.

Feasibility Study

A draft feasibility study has been prepared for initial production of 100,000 tonnes per annum ("tpa") of copper for the first 4 years rising to production of 200,000 tpa from years 5 through 15. Associated cobalt is approximately 6,000 tpa, rising to 13,000 tpa.

The draft feasibility study does not attempt to present an optimized plan for the development of the concessions. The principal purpose was to provide a bankable document and it is based on only utilizing 85 million tonnes of ore with an average extraction grade (acid soluble) of 3.19% copper and 0.29% cobalt. The large resource provides substantial scope to improve on the results of the study in the future.

Completion of the feasibility study and conclusion of funding for the development of the project were severely disrupted following the outbreak of hostilities in the DRC in August 1998. As a result, the Corporation issued a declaration of force majeure on February 23, 1999. This has the effect of adjusting all time periods and dates under the agreements.

Exploration and Development Activities

TFM carried out a successful exploration programme during the period May to November 1997 in the Dipeta Syncline. The results of the exploration program added 197 million tonnes of drill-indicated resources grading 4.4% copper and 0.22% cobalt inferring a new in-situ resource containing 8,600,000 tonnes of copper and 442,000 tonnes of cobalt.

Mining

The Tenke Fungurume deposits will be initially mined by conventional open-pit methods. However underground methods will be applicable for the deeper sulphide ores.

The initial pits will be mined in 5 metre benches for ore and 15 metre benches for waste using diesel hydraulic shovels and matching trucks. The ore will be stockpiled at the pit rim for blending to maintain consistent grades of cobalt and copper and gangue acid consumption. 100 tonne road trucks will haul ore scheduled for treatment to the main crusher at Fungurume.

The high grade of ore at Tenke and Fungurume results in a daily tonnage of approx. 8,500 tonnes per day ROM ore per each 100,000 tpa of copper cathode. Stripping ratios consistently average about 7:1. During the 15 years, they are initially low, about 3 to 1, but will increase gradually as the open pits become deeper. There is little or no pre-stripping requirement as the ore outcrops on surface. Mining will commence 6 months ahead of metallurgical treatment to prepare ore faces at the open pit and to accumulate broken ore stockpiles.

Processing

The initial process plant originally planned in the base case study considered a nominal capacity of 100,000 tpa of copper cathode and 8,000 tpa of cobalt. Mined ore is crushed and conveyed to a conical stockpile. Ore is reclaimed from the stockpile and prepared for leaching in a conventional SAG mill circuit. To minimise acid consumption, water used in grinding is removed prior to leaching. Water removal is accomplished utilising belt filters.

Raffinate from copper solvent extraction, containing significant acid, is combined with replacement acid and is used to slurry the ground ore. The slurry is then agitated for approx. 2.5 hours in a series of agitated tanks while the acid dissolves copper and cobalt bearing minerals. The solubilised metals are contained in the aqueous solution of the slurry. To remove the solution and prevent metal losses to the discard stream, the solution is recovered by separating it from the solids in a combination of a thickener and filters. The filter cake is washed to minimise metal losses.

After removal of the leach solution, the residual solids have no economic value and are therefore discharged to a tailing impoundment area for storage. The leach solution proceeds to solvent extraction and electrowinning (SX/EW) to recover copper metal. A cobalt bleed stream is treated to remove impurities and the resulting solution then proceeds to the cobalt SX/EW where the cobalt is recovered as a metal.

Copper recoveries from Kwatabala are estimated at 92% and cobalt at 80%. The base flowsheet has been tested and confirmed with numerous batch tests and continuous pilot plant runs.

Sulphur Systems/Water/Power Supply

Sulphur will be back-hauled to site on unit trains, which carry the copper and cobalt to the port at Richards Bay or Durban. Sulphur will be fed to an acid plant to provide acid and sulphur dioxide, the latter being used in the leach process.

Underground water will be the primary source of both potable and process water. Water exists in major acquifers close to the site of all the major activities. A treatment plant will purify the water before it is used for human consumption.

Prior to the declaraton of *force majeure* by TFM, a long-term power supply agreement to secure power from SNEL, the national power utility in DRC, had been finalized. This agreement was expected to deliver reliable, low cost power to the mine site from the 1,000 Mw Inga hydroelectric power station on the Congo river and from four other smaller hydroelectric power stations in Katanga. A robust network of transmission lines brings the power to an existing substation located on the Tenke Fungurume Mining Concession.

Transport Logistics

A rail haulage heads of agreement had been negotiated with a South African entity prior to the declaraton of *force majeure* by TFM. Unit trains hauling copper, cobalt and sulphur in purpose built containers formed the basis of the arrangement. Rail track access rights will be concluded with the National Railways for each country on the rail route from Durban/Richard's Bay to the mine site in Katanga, DRC. Mine supplies will be brought to site by rail or by truck.

A secure warehouse is expected to be leased in Durban for the purpose of receiving and storing, under secure arrangements, copper and cobalt received from the mine by rail or road. Export consignments in break-bulk or container mode would then be prepared at the warehouse by a warehouse operator under the direction of TFM management.

Environmental, Heath and Safety

The Corporation's policy is to comply with legal requirements as a minimum, and go beyond those where necessary to conduct its business responsibly in accordance with the principles of economically sustainable development.

Golder Associates of Berkshire, England have overseen the preparation of an environmental baseline study and have reviewed the significant environmental issues that must be considered to effectively permit and develop the Tenke Fungurume Project and note the following issues:

- A program to collect and preserve plant materials will need to be established for the area and this may involve transplanting protected plants so they can be used later for reclamation.
- The influx of people for the project may stress some local services. TFM plans to provide technical input to the community to assist with this issue.

Golders have concluded that the information and knowledge gained throughout the environmental baseline data collection process, combine to suggest that no fatal flaw exists from an environmental perspective.

Resources

The full extent of the deposits have not yet been fully assessed, but work performed on the concessions from the 1920's until the present time indicates ore deposits in excess of 500 million tonnes. Initial mineable reserves are estimated to be approx. 85 million tonnes of oxide ore at an average acid-soluble grade of 3.19% copper and 0.29% cobalt fully diluted. All of this is in the proven and probable categories. This is sufficient for a mine life of 15 years at 100,000 tpa of copper for the first 5 years and 200,000 tpa thereafter. The concessions contain extensive high-grade mineral resources that are amenable to conventional solvent extraction/electro-winning processing technology. Measured and indicated resources presently stand at 233 million tonnes with an average grade of 2.9% total copper and 0.30% total cobalt. Inferred resources amount to a further 314 million tonnes grading 4.0% copper and 0.25% cobalt. The inferred resources include 197 tonnes of new resources grading 4.4% copper and 0.22% cobalt in the Dipeta Syncline established by the exploration programme carried out by Lundin Holdings in 1997.

Mineral Resources Statement

The statements in the following table comply with the requirements of "Mineral Resource/Reserve Classification: Categories, Definitions and Guidelines for Public Reporting" a Report of the Ad Hoc Committee on Mineral Resource Classification of the Canadian Institute of Mining, Metallurgy and Petroleum as revised 15 February 1996 (the "Report").

The statements are based on and accurately reflect information compiled by the Competent Person, as defined in the report, named in the notes to the table. The Competent Person has relevant experience in relation to the mineralization being reported on by them to qualify as a Competent Person as defined in the Report.

Mineral Resources represent the tonnage and grade of In-Situ mineral occurrences from which minerals or metals may be economically recovered once technical and economic viability have been established.

IDENTIFIED MINERAL RESOURCES
(Note: Tenke Mining Corp. has a 55% beneficial interest in the Resources shown.)

	Million Tonnes	% TCu	% ACu	% TCo	% ACo
Measured					
Oxide	64.3	3.6	3.3	0.35	0.31
Mixed	71.7	3.1	1.5	0.30	0.19
Sulphide	2.1	4.4	0.5	0.31	0.12
Total	138.1	3.3	2.4	0.32	0.24
Indicated					
Oxide	29.1	2.5	2.2	0.33	0.28
Mixed	65.8	2.1	1.2	0.25	0.17
Sulphide	0.3	3.8	0.4	0.35	0.13
Total	95.2	2.2	1.5	0.27	0.20
Measured and Indicated					
Oxide	93.4	3.2	3.0	0.35	0.30
Mixed	137.5	2.6	1.4	0.27	0.18
Sulphide	2.4	4.3	0.5	0.32	0.12
Total	**233.3**	**2.9**	**2.0**	**0.30**	**0.23**
	Million Tonnes	% Tcu	% ACu	% TCo	% ACo
Inferred - Tenke & Fungurume					
Oxide	14.9	3.1	1.1	0.43	0.11
Mixed	28.0	2.2	0.9	0.29	0.16
Sulphide	74.6	4.1	0.1	0.26	0.00
Sub-Total	117.5	3.5	0.4	0.29	0.05
Inferred - Dipeta Syncline					
Oxide	49.7	5.2	4.7	0.26	0.17
Sulphide (including Mixed)	147.1	4.1	0.4	0.21	0.06
Sub-Total	196.8	4.4	1.5	0.22	0.09
Total Inferred - All Sources	**314.3**	**4.0**	**1.1**	**0.25**	**0.07**
	Million Tonnes	% TCu	% ACu	% TCo	% ACo
Global - Incorporating Measured, Indicated and Inferred	**547.6**	**3.5**	**1.5**	**0.27**	**0.14**

TCu - Total copper grade
TCo - Total cobalt grade
ACu - Acid soluble copper grade
Aco - Acid soluble cobalt grade

Notes to the Resource Statement

1. The competent person for the Mineral Resources statement is Alan King, a consultant to Tenke Fungurume Mining SARL. a 55% owned subsidiary of Tenke Mining Corp.
2. The resources are hosted in two folded and faulted mineralised sedimentary horizons, mainly the RSF and SD rock units. The primary sulphide mineralisation occurs in layers conformable with the bedding of the host rocks, the oxide mineralisation occurs in the bedding and in fractures and pockets in the host and surrounding rocks.
3. Sulphide resources are defined as mineralisation where the acid soluble copper comprises less than 15% of total copper content.
4. Mixed resources are defined as mineralisation where the acid soluble copper comprises more than 15% and less than 85% of total copper content.
5. Oxide resources are defined as mineralisation where the acid soluble copper comprises more than 85% of total copper content.
6. The geological and assay data are generated from records of 173km surface drilling, trench sampling and underground adit sampling, generated by Union Minière du Haut Katanga, Gecamines, and SMTF and validated by Kilborn SNC Lavalin Europe Ltd. and the Corporation as part of the Corporation's Draft Feasibility Study.
7. Tonnage and grade interpolation of the Mineral Resource are predominantly estimated using geostatistical methods using inverse distance weighting for block matrices in a grade envelope constrained block model.
8. In areas of low density, or in areas not computer modelled, interpolation is by manual estimation techniques.
9. New drilling results at the Kwatebala deposit have been used for data confirmation exercises, but have not yet been used to extend the resource base.
10. Variation of the Mineral Resource from the previous year is the result of the Corporation's new interpretation and modelling of historical, manually derived estimates.
11. The resources have been defined as all material within an envelope delineated by an equivalent grade contour of 1% total copper.
12. Included in this resource are 32.0 million tonnes of sulphide resource at 3.0% Cu and 0.27% Co of Gecamines estimated resources at Kwatebala not yet re-estimated by the Corporation, classified as Inferred.
13. Included in this resource are 28.6 million tonnes of sulphide resource at 5.2% Cu and 0.27% Co of Gecamines estimated resources at Fungurume not yet re-estimated by the Corporation, classified as inferred.
14. Included in resource are 11.9 million tonnes of oxide, mixed and sulphide resource at 4.8% Cu and 0.57% Co of Gecamines and SMTF estimated resources Fungurume not yet re-estimated by the Corporation, classified as indicated and inferred.
15. The Dipeta resource is estimated from 37 holes and 5640 metres drilling, completed in 1997, and is based on resources within the RSF and SD units.
16. The Mineral Resources are under continuing study, this statement reflects the status of this ongoing process as of December 1998.

Approved for publication, 18 January 1999
Alan King BSc (Hons) (Wits)
for Tenke Fungurume Mining SARL

Foreign Operations

The Tenke/Fungurume copper/cobalt deposit is located in the Democratic Republic of the Congo and may be subject to risks including, currency fluctuations, inflation, economic and political instability, civil unrest and government involvement in the economy. On February 23, 1999, due to continued military turmoil and political events, the Corporation issued a declaration of force majeure. While the declaration of force majeure has not been rescinded as at the date hereof, continuously improving conditions in the DRC since mid-January 2001 suggest that the investment climate in the country is rapidly changing and the Corporation is optimistic about the prospects of advancing the Project.

VICUNA EXPLORATION PROJECT

Location, Access and Property Description

The Vicuna Gold Exploration Project encompasses approximately 26,400 acres and lies along the Chile - Argentine border between the prolific El Indio and Maricunga gold belts in San Juan province, Argentina and Region III, Chile. The project is accessible from both Chile and Argentina and is currently comprised of the "Vicuna" exploration concessions. The project initially included the "Yamiri" and "Lirio" properties but the Corporation relinquished its rights to these properties in February 2000 and during the current fiscal year, respectively.

The Chilean camp for the project is a 3.5 hour drive from the mining center of Copiapo in Chile (138 km on good public roads and 42 km on an improved gravel road).

No permanent camp has yet been established on the Argentina side of the border. To access the project from Argentina one drives 5 hours north from the city of San Juan to the town of Villa Union on paved highways, then travels two hours NW on paved and gravel roads to the small town of Jague. From Jague one drives five hours over a mixture of a new highway, roads and tracks to the base of the cliff which forms the headwaters of the Rio Blanco. From here one drives 1 hour to the north end of the project.

Over 45 km of new road was cut through and to the project during the past field season by Tenke. This road infrastructure now provides ready access to the entire project.

The prospect is comprised of rugged and high topography. The Chilean camp is located at 3800 m elevation and there are places to put camps on the Argentinian side. Elevations at the project range between 4800m and 5500m. There are numerous steep +30° slopes, although the center and northern part of the project has some areas with rolling hills.

The climate is cold and windy, typical of the high Andes. The exploration field season (for a prospect without defined resources) runs from October to April and requires the presence of a bulldozer all season in the event of sudden snowfalls. The project could be maintained open all year if one were to provide adequate snow removal equipment.

The elevations at Vicuna are high, but there are large open valleys on both sides of the border which have ample space for processing facilities at more reasonable altitudes.

History and Previous Work

Cyprus Amax, targeting copper, was the first company to have conducted any serious exploration work in the area. Cyprus' work consisted of mapping, drilling, a soil grid, and a drill program of 2,519 metres in 16 reverse circulation drill holes. The drilling discovered only anomalous but non-economic copper and gold values. However, their soil grids detected a strong gold anomaly in part of the halo of the porphyry, associated with a large silicified cap, which they did not significantly explore.

Ownership

On September 15, 1999, the Corporation entered into formal option agreements with Phelps Dodge Corporation (successor corporation to Cyprus Amax Minerals ("Phelps Dodge") and Cameco Gold Inc. ("Cameco") and Westward Explorations Ltd. ("Westward") (together, "Cameco/Westward") to acquire a 100% interest in the Vicuna exploration concessions. Concurrently, the Corporation also arranged through third parties options on concessions referred to as the Yamiri property located in the Province of La Rioja, Argentina, and the Lirio property in the same general area. The entire land position is hereinafter collectively referred to as the "Vicuna Project". In September 2000, the Corporation optioned a 51% interest in the Property to Rio Tinto Mining and Exploration Limited ("Rio Tinto"). Rio Tinto withdrew from the project in June 2001. As of December 31, 2001, the Corporation had fulfilled its commitments to Cameco/Westward and earned a 100% interest in the Cameco/Westward ground forming part of the Vicuna Project.

(i) Vicuna Property

Pursuant to the terms of the agreements entered into with Phelps Dodge and Cameco/Westward in September 1999, as amended by agreements dated September 7, 2000 and July 15, 2001, the Corporation was required to incur exploration expenditures of $3,000,000 and issue an aggregate of 2,400,000 common shares of the Corporation at a deemed price of CDN$1.05 per share.

In September 2000, the Corporation entered into an agreement with Rio Tinto Mining and Exploration Limited ("Rio Tinto") whereby Rio Tinto acquired an option to earn a 51% interest in the Vicuna Project through funding work commitments totalling US$10 million over four years. As part of the agreement, Rio Tinto participated in a private placement of 250,000 shares of the Corporation at a price of CDN $1.00 per share. In addition, the Corporation issued 50,000 shares to Cameco and 75,000 shares to Westward as consideration for their approval to the agreement with Rio Tinto. The Corporation received US$1,563,184 from Rio Tinto prior to Rio Tinto's withdrawal from the Vicuna Project in June 2001.

As of December 31, 2001, the Corporation had incurred exploration expenditures in the amount of $3,563,730 and had issued an aggregate of 1,600,000 common shares. As a result, the Corporation had satisfied its obligations under its agreements with Cameco/Westward and had earned a 100% interest in the Cameco/Westward ground. In order to acquire the interest of Phelps

Dodge in the remaining ground (Phelps Dodge relinquished its interest, with the consent of the Corporation, in the Tamberias property on August 1, 2001), the Corporation will be required to issue the balance of 800,000 common shares to Phelps Dodge on or before September 15, 2002, unless the Corporation withdraws from the project prior to such date.

The Corporation also paid the sum of US$15,000 and agreed to issue 200,000 common shares in its capital stock to an arm's-length consultant, as a finder's fee in connection with the Corporation's acquisition of the mineral rights comprising the Vicuna Property. As at December 31, 2001, a total of 120,000 common shares had been issued at a deemed price of C$1.05 per share. The remaining 80,000 common shares are to be issued upon completion of a positive feasibility study on the Vicuna Property or in the event of a takeover of the Corporation, whichever shall first occur.

(ii) Yamiri Property

On June 1, 1999, a reconnaissance agreement with an option to explore was entered into between Desarrollo de Prospectos Mineros ("Deprominsa"), acting on behalf of the Corporation, and Yamiri S.A. ("Yamiri"). Pursuant to the agreement, Deprominsa was granted the exclusive right to perform area reconnaissance over certain concessions referred to as the "Cordillera Project" over a period of ninety (90) days commencing October 1, 1999, as well as a right of first refusal to acquire an interest in the Cordillera Project. In consideration for these rights, Deprominsa paid to Yamiri S.A. the sum of US$12,000. The option was formally renewed until February 29, 2000 at which time it expired. During the current fiscal year, the Corporation relinquished its rights to the Yamiri option and accordingly expenditures in the amount of $104,733 were written off.

Geology

The Vicuna project occurs in the relatively unexplored "gap" between the two major gold belts along the Chile / Argentina border - the Maricunga Gold Belt on the north and the El Indio Gold Belt on the south. The geology of the gap area was poorly known until the mid-1990's when private sector exploration began to map and describe the regional geology.

The Maricunga Gold Belt is 200 km long (from 26°° to 28°°) and ~30 km wide and contains at least 14 major prospects, including three operating mines and two substantial idle resources (Marte/Lobo and Aldebaran). The belt is comprised of a series of variably eroded stratovolcanos with associated dome fields ranging in age from 32 to 5 Ma (Vila and Sillitoe, 1991). There were six distinct magmatic pulses that produced the majority of the volcanics and associated high-level intrusives stocks. However, Mpodozis et al. (1995) indicated that there were only two events in the Maricunga which are known to be strongly associated with mineralization: a phase of dacitic volcanism from 26-21 Ma (ie: Refugio, La Coipa) and another from 16-12 Ma (ie: Aldebaran, Marte/Lobo). In the El Indio belt, further to the south, Maksaev et al (1984) described two major pulses of volcanism of the same age (27-19 Ma and 16 - 11 Ma).

There are two major types of ore deposits in the region; "gold porphyry" deposits (of which several are cupriferous), and epithermal deposits. The gold porphyries are essentially high-level diorite / quartz-diorite porphyry systems of sheeted veins in the cupolas of shallow-injected stocks. These porphyries are the predominant deposit type in the Maricunga. They are associated with potassic and sheeted silicic alteration, where the majority of the gold is contained within the veinlets. The sulfides in these deposits are predominantly pyrite, with only minor chalcopyrite, bornite, and molybdenite (Vila & Sillitoe, 1991). The Aldebaran porphyry Au/Cu deposit, some 60 km north of Vicuna, is the only porphyry deposit in the Maricunga with a substantial Cu content (0.3%). The porphyry systems commonly have a halo of argillic alteration with associated pyrite. Several also have epithermal caps and/or have epithermal alteration telescoped down onto the porphyry (ie: Caspiche). The upper portions of some of these porphyry systems probably had their potassic core destroyed by late epithermal alteration (or argillic alteration). Ages of the Maricunga porphyry systems range from 23 to 12 Ma (Vila & Sillitoe, 1991).

Jannas, et al. (1999) documented four basic types of high sulfidation epithermal gold-silver deposits in the El Indio belt to the south: vein systems (El Indio), tectonic/ hydrothermal breccias (Tambo), stratabound (Esperanza of Pascua district, and parts of Pascua), and disseminated/structural (Pascua). It is now known that the Pascua and nearby Veladero deposits are essentially diatreme breccia complexes which have been mineralized, commonly with the best mineralization within the breccia complex. At Pascua 1/3 of the ore is within a diatreme complex, but 2/3 of the gold is within the breccia, because the ore within the breccia is much higher grade (Heberlein, 2000). The age of mineralization in the El Indio Belt is believed to be mostly in the range of 6-8 Ma (Jannas, 1999, Heberlein, 2000), although Jones et. al. (1999) indicated the age of mineralization at Veladero is 14 Ma. Benet (1995) indicated there were two periods of alteration /mineralization in the El Indio / Valle de Cura belt.

The complex geologic fabric of the region is the result of a combination of Paleozoic through Triassic accretion along the continental margin, overprinted by subduction of the Nazca Plate beginning in the Jurassic. The central Andes' basement was assembled in the late Paleozoic by accretion of the Coastal Terrane, the Chilenia Terrane, the Precordillera terrane, and the Arequipa-Antofalla Craton.

By Jurassic time the central Andean magmatic arc had progressed eastward over time, implying a process of "tectonic erosion" (instead of the more typical development of a fore-arc prism and trenchward progression of the magmatic arc). These successive magmatic belts were commonly associated with, or succeeded by, back-arc basins in Argentina. The region was cut by a series of arc-parallel transpressive strike-slip faults that also become progressively younger to the east. The region began to be deformed by a series of NNE to N-striking reverse faults in the Eocene, and pulses of this style of deformation continued until at least the Late Miocene.

The modern volcanic arc of the central Andes began in northern Chile at 26 Ma (Jordan et al., 1989, Coira et al., 1982, 1993) after rupturing of the Farallon Plate and subsequent increase in the subduction rate during the Upper Oligocene. The Oligocene - Miocene Dona Ana Fm. volcanics are representative of the ~300 km long volcanic belt which runs from 26°°S to 29°°S along the Chile/Argentina frontier. This volcanic belt probably has progressed from north to south over time due to the effects of oblique subduction. These volcanics represent predominantly large, complex stratovolcanos of calc-alkaline to shoshonitic affinity.

The Maricunga - Vicuna - El Indio region has an anomalously shallow-dipping Benioff Zone, a feature that has been empirically tied to the most productive gold belts in the Andes. The shallowing of the subduction zone began ~ 20Ma, and continued until ~ 6 Ma when it reached the present angle of subduction. This phase is associated with important Au - Cu - Ag mineralization in much of the region (Mpodozis et al, 1995).

Exploration Activities

During the southern hemisphere summer season (October/99-April/00), the Corporation carried out a US$2.0 million exploration program on the Vicuna Project, which was the first gold exploration program ever conducted on the Project. The program included construction of 45 kilometres of access roads, soil and rock geochemical programs, an MMI geochemical survey, 60 square kilometres of geologic mapping, 2,720 metres of trenching, a ground magnetic survey and a combined IP/CSAMT electrical survey.

The work defined five major exploration targets on the property which are a combination of favorable lithologic, structural, alteration, geochemical, and geophysical characteristics, as follows:

The Gemelos Exploration Target consisting of a large silica-leach alteration zone, an associated rock-chip silver geochem anomaly, an intense mercury anomaly, a spotty but very encouraging gold soil anomaly, a major break in the magnetic field, and a major resistor in the subsurface as detected by CSAMT and IP.

The Filo del Sol Exploration Target consisting of a large diatreme breccia complex with a mixture of silica-leach, and vuggy-silica alteration, a major fault swarm, a large and high-grade soil gold geochem anomaly, a major magnetic low along the west side of the diatreme, and a series of resistive bodies 50 to 150 metres in the subsurface.

The Flamenco Exploration Target consisting of a breccia complex (which may be an incipient diatreme) which is intensely deformed by NNE-striking faults and altered to silica-leach alteration, opaline silica, and minor vuggy silica. This target occurs on the Chile/Argentina border and has a large consistent soil gold geochem anomaly on the east side of the border, as well as numerous rock chip samples with anomalous gold values.

The Co. Vicuna Exploration Target consisting of a silicified and stockwork-veined argillic alteration zone in the hood zone of a porphyry gold/copper system. The combination of a strong soil gold anomaly, a magnetic low, and a clear vector in gold values based on previous drilling by Cyprus-Amax are very encouraging features.

The Maranceles Exploration Target consisting of a silicified and quartz-alunite altered breccia complex with an associated gold/mercury geochem anomaly, an IP resistor in the subsurface, a magnetic low, and MMI gold geochem anomaly.
Drilling commenced on November 20, 2000 and was funded by the Corporation's partner, Rio Tinto. This first exploratory phase of drilling was designed with widely spaced "scout" holes as the Vicuna Project extends over a very large area and the exploration targets themselves were very large (20 square kilometres). Most holes were spaced 400 metres to 1 kilometre apart over a 10 kilometre portion of the system. The holes were spaced so that one or two significant intercepts over this broad area would indicate potential for a sizeable mineralized body.

The drilling program resulted in the discovery of significant copper/silver/gold mineralization at the Filo del Sol target. Assays for the drilling were performed by ALS-Chemex with check samples performed by Acme Labs. A total of 3,986 metres of drilling in 24 holes was completed. The most significant results were encountered in the Filo del Sol target which is located near the centre of the project. Key intercepts at the Filo del Sol target included:

VRC-04: 118m @ 0.51% Cu + 81 g/t Ag + 0.38 g/t Au from 162m to total depth
VRC-05: 168m @ 0.86% Cu + 33 g/t Ag + 0.23 g/t Au from 96m to total depth

In addition, Hole VRC-20 was drilled 500 metres south of the mineralized body reflected above and returned a 58 metre intercept averaging 0.85% copper, 18 g/t silver and 0.41 g/t gold, including a 38 metre intercept of 1.12% copper, 9 g/t silver and 0.45 g/t gold - within this intercept there is a supergene enriched zone of complex sheeted structures (striking northeastward) south of the mapped Filo del Sol diatreme and ended mineralized prophyry.

Drill hole VRC-20 indicates that the enargite copper mineralization discovery at Filo del Sol is also open to t he south and that it can be high grade when supergene enriched. The dimensions of the mineralized body delineated to date are 1,600 metres long by 200-600 metres wide, and a known depth of at least 150 metres (mineralization is open at depth).

Other significant intercepts at Filo del Sol were encountered in Holes VRC-02 and 06. The mineralization is associated with a complex system of eruptive breccias and fault structures and is believed to be similar to sulfide portions of the Pascua deposit 60 kilometres to the south. The mineralization consists of quartz-alunite-enargite-pyrite-chalcocite, typical of the sulfidic portions of high sulfidation epithermal deposits. The silver rich portions of the mineralization reported assays as high as 832 g/t Ag over a 2 m interval. The mineralization is open to the north, south, and at depth, and could possibly represent a major Cu-Ag-Au sulfide resource.

In the Flamenco target to the south, Hole VRC-15 had excellent looking geology and returned a good 14 metre section averaging 22 g/t silver and 0.20 g/t gold from the collar. Hole VRC-24 at the Gemelos target to the north encountered a 22 metre interval grading 26 g/t silver. Holes in other areas throughout the Vicuna Project were also interesting geologically and may warrant further exploration.

The Corporation's objective now is to progress the exploration of the Filo del Sol target with a second full season of drilling once a funding partner has been secured.

Expenditures

The following tables summarizes the Corporation's expenditures on the Vicuna Exploration Project as at December 31, 2001:

	Vicuna	Lirio	Yamiri	Total
Acquisition Costs (1999)	$ 776,822	$ 53,400	$ 12,000	$ 842,222
Exploration Expenditures	451,976	12,996	43,377	508,349
Balance, Dec. 31, 1999	1,228,798	66,396	55,377	1,350,571
Acquisition Costs (2000)	653,490	39,460	-	692,950
Exploration Expenditures	1,461,338	9,515	49,356	1,520,209
Subtotal:	3,343,626	115,371	104,733	3,563,730
Option Payments Received	(874,738)	-	-	(874,738)
Write-off of Mineral Property Interest	-	-	(104,733)	(104,733)
Balance, December 31, 2000	2,468,888	115,371	-	2,584,259
Acquisition Costs (2001)	693,698	53,467	-	747,165
Exploration Expenditures	937,984	-	-	937,984
Subtotal:	4,100,570	168,838	-	4,269,408
Option Payments Received	(636,446)	(116,838)	-	(3,580,962)
Write-off of Mineral Property Interest	(3,464,124)	(52,000)	-	(688,446)
Balance, Dec. 31, 2001	Nil	Nil	Nil	Nil

RISK FACTORS

The Corporation's projects are subject to various risks and uncertainties not elsewhere described in this Annual Information Form, including, but not limited to the following:

Exploration and Development

The Corporation's properties included in the Vicuna Gold Exploration Project are in the exploration and development stages only and are without a known body of commercial ore. Development of these properties will follow only upon obtaining satisfactory exploration results. Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. There is no assurance the Corporation's mineral exploration activities on these properties will result in any discoveries of new bodies of commercial ore. There is also no assurance that even if commercial quantities of ore are discovered that a new ore body would be brought into commercial production. Discovery of mineral deposits is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent upon a number of factors, some of which are the particular attributes of the deposit (such as size, grade and proximity to infrastructure), commodity prices and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. Most of the above factors are beyond the control of Tenke.

Calculation of Reserves and Mineralization

There is a degree of uncertainty attributable to the calculation of reserves and mineralization and corresponding grades being mined or dedicated to future production. Until reserves or mineralization are actually mined and processed, the quantity of mineralization and reserve grades must be considered estimates only. In addition, the quantity of reserves and mineralization may vary depending on commodity prices. Any material change in quantity of reserves, mineralization, grade or stripping ratio may affect the economic viability of Tenke's properties.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges and power and water supply are important determinants that affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect Tenke's activities.

Title Matters

Tenke has investigated its right to explore and exploit its properties and, to the best of its knowledge, those rights are in good standing except for a dispute with respect to certain surface assets situated on the Tenke Fungurume Property. However, this should not be construed as a guarantee of title. No assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining authorizations nor that such exploration and mining authorizations will not be challenged or impugned by third parties.

Tenke Fungurume Mining SARL ("TFM"), together with La Generale des Carrieres et des Mines ("Gecamines"), have been involved in a dispute with a local contractor (Trabeka SPRL ("Trabeka")) since early 1999 with respect to Trabeka's claim for compensation for the use of certain immovable surface assets within the Tenke Fungurume concessions. The dispute arose from dealings that took place between Trakeba and the DRC State well before TFM acquired its interest in the Tenke Fungurume concessions. This dispute is still within the court system. In the event of a judgement against TFM, the Corporation intends to call upon its guarantee provided by Gecamines and the DRC State which obligates them to be ultimately responsible for the resolution of and the costs associated with such claims.

Competition

There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. The Corporation competes with other exploration and mining companies, many of which have greater financial resources than the Corporation, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel.

Mineral Prices

The market price of minerals is volatile and cannot be controlled. If the price of minerals should drop significantly, the economic prospects of the project that the Corporation has an interest in could be significantly reduced or rendered uneconomic. There is no assurance that, even if commercial quantities of ore are discovered, a profitable market may or continue to exist for the sale of products from that ore. Factors beyond the control of the Corporation may affect the marketability of any minerals discovered. Mineral prices have fluctuated widely, particularly in recent years. The marketability of minerals is also affected by numerous other factors beyond the control of the Corporation, including government regulations relating to royalties, allowable production and importing and exporting of minerals, the effect of which cannot be accurately predicted.

The development of the Corporation's properties will depend upon the Corporation's ability to obtain financing through the joint venturing of projects, private placement financing, public financing, debt or other means. There is no assurance that the Corporation will be successful in obtaining the required financing.

Environmental and other Regulatory Requirements

Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Corporation, the extent of which cannot be predicted. Before production can commence on any properties the Corporation must obtain regulatory approval and there is no assurance that such approvals will be obtained. Although the Corporation believes its mineral and exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner that could limit or curtail production or development.

Uninsured Risks

The mining business is subject to a number of risks and hazards including environmental hazards, industrial accidents, labour disputes, encountering unusual or unexpected geologic formations or other geological or grade problems, encountering unanticipated ground or water conditions, cave-ins, pit wall failures, flooding, rock bursts, periodic interruptions due to inclement or hazardous weather conditions and other acts of God. Such risks could result in damage to, or destruction of, mineral properties or facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability.

The Corporation maintains insurance against risks that are typical in the operation of its business and in amounts which it believes to be reasonable. Such insurance, however, contains exclusions and limitations on coverage. There can be no assurance that such insurance will continue to be available, will be available at economically acceptable premiums or will be adequate to cover any resulting injury.

Foreign Operations

Operations, development and exploration on the Corporation's properties are or may be affected to varying degrees by taxes and government regulations relating to such matters as environmental protection, land use, water use, health, safety, labour, restrictions on production, price controls, currency remittance, maintenance of mineral rights, mineral tenure, and expropriation of property. There is no assurance that future changes in taxes or such regulation in the various jurisdictions in which the Corporation operates will not adversely affect the Corporation's operations.

The Corporation's properties are held outside of Canada, in the Democratic Republic of Congo, Chile and Argentina. As such, the Corporation may be affected by possible political or economic instability in such countries. The risks include, but are not limited to, fluctuations in currency exchange rates, high rates of inflation and labour unrest. Changes in mining or investment policies or shifts in political attitudes may also adversely affect the Corporation's business. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, maintenance of claims, environmental legislation, land use, land claims of local people, water use and safety. The effect of these factors cannot be accurately predicted.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The financial data presented below relates to the twelve month periods ended December 31, 1999, 2000 and 2001.

Financial Data for 3 Years		2001	2000	1999
A.	Total Revenues (000's)	137	21	1351
B.	Profit (loss) before extraordinary items (000's)	(3,874)	189	(1302)
	Profit (loss) per equity share	(0.13)	0.01	(0.08)
C.	Total assets (000's)	202,018	205,150	203,816
D.	Total long-term debt (000's)	0	0	0
E.	Cash dividends (000's)	0	0	0
F.	Net earnings (loss) (000's)	**(3,874)**	**189**	**(1302)**

Year Ended December 31, 2001 compared to Year Ended December 31, 2000

The Corporation's net loss and net income for the years ended December 31, 2001 and 2000 were $3.9 million and $189,000 respectively. The net loss for the year ended December 31, 2001 included $3.6 million of expenditures related to the write-off of the Vicuña Project costs to operations and the relinquishment of the Lirio property (see Vicuña Project below). In addition, for the years ended December 31, 2001 and 2000, the Corporation reversed accrued expenses of $130,000 and a provision for income taxes of $872,000, respectively, in connection with the disposition of previously held oil and gas interests.

General and administrative expenses for the years ended December 31, 2001 and 2000 were $430,000 and $599,000, respectively, representing a decrease of $169,000. The decrease was primarily due to a reduced level of activities. In particular, stock exchange and filing fees decreased by $39,000 from $93,000 to $54,000. Professional fees also decreased by $18,000 from $157,000 to $139,000. General exploration and project investigation expenses were $46,000, a decrease of $13,000 from $59,000. There were no amortization expenses for 2001 compared to $85,000 in 2000 as these capitalized expenditures had been fully amortized.

The losses are a reflection of the Corporation's status as a non-revenue producing mineral company. As the Corporation has no source of income, losses are expected to continue.

Year Ended December 31, 2000 compared to Year Ended December 31, 1999

The Corporation's net income for the year ended December 31, 2000 was $189,000 as compared to a net loss of $1,302,000 for the year ended December 31, 1999. This increase in income is primarily due to the reversal of an income tax provision of $872,000 associated with former oil and gas interests disposed of and an overall reduction in expenses of $1,688,000. Included in the current year's result was a write-off of $105,000 in exploration expenditures relating to the relinquishment of the Yamari Property located in Argentina.

Revenue for the year ended December 31, 2000 amounted to $21,000 as compared to $1,351,000 for the year ended December 31, 1999. In accordance with the Corporation's accounting policy, interest earned on advances and advisory fees charged to the Tenke Fungurume Project during 2000 were recorded as a reduction in the value of capitalized development expenditures as a result of reduced general and administration costs of the Corporation relating to this project. As noted above, expenses decreased by $1,688,000 from $2,287,000 for the year ended December 31, 1999 to $599,000 for the year ended December 31, 2000. In 1999, wages and benefits included amounts relating to termination of an employment contract with the President of the Corporation. Interest and bank charges decreased by $53,000 from $89,000 in the prior year to $35,000 as a result of the conversion of monies owed to a director and an affiliated company for shares of the Corporation.

The annual operating losses are a reflection of the Corporation's status as a non-revenue producing mineral company. As the Corporation has no main source of income, losses are expected to continue.

Dividends

The Corporation has not paid dividends since its incorporation. At present, the Corporation's policy is to retain earnings to finance its ongoing operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS ***(Amounts in US dollars unless otherwise stated)***

The following discussion and analysis of the financial condition and results of operations for Tenke Mining Corp. should be read in conjunction with the consolidated financial statements for the years ended December 31, 2001 and 2000 and related notes therein.

General

Tenke Mining Corp. (the "Corporation"), together with its subsidiaries, is a mineral resource corporation engaged in exploring, acquiring and developing precious and base metal properties. The Corporation holds a 55% interest in the Tenke Fungurume copper/cobalt deposits (the "Tenke Fungurume Project") located in the Democratic Republic of Congo ("DRC"). In addition, the Corporation also has options to acquire a 100% interest in the Vicuña and other properties located in Argentina and Chile.

Results of Operations

The Corporation's net loss and net income for the years ended December 31, 2001 and 2000 were $3.9 million and $189,000 respectively. The net loss for the year ended December 31, 2001 included $3.6 million of expenditures related to the write-off of the Vicuña Project costs to operations and the relinquishment of the Lirio property (see Vicuña Project below). In addition, for the years ended December 31, 2001 and 2000, the Corporation reversed accrued expenses of $130,000 and a provision for income taxes of $872,000, respectively, in connection with the disposition of previously held oil and gas interests.

General and administrative expenses for the years ended December 31, 2001 and 2000 were $430,000 and $599,000, respectively, representing a decrease of $169,000. The decrease was primarily due to a reduced level of activities. In particular, stock exchange and filing fees decreased by $39,000 from $93,000 to $54,000. Professional fees also decreased by $18,000 from $157,000 to $139,000. General exploration and project investigation expenses were $46,000, a decrease of $13,000 from $59,000. There were no amortization expenses for 2001 compared to $85,000 in 2000 as these capitalized expenditures had been fully amortized.

The losses are a reflection of the Corporation's status as a non-revenue producing mineral company. As the Corporation has no source of income, losses are expected to continue.

Liquidity and Capital Resources

At December 31, 2001 the Corporation had working capital of $81,000. In October 2001, the Corporation completed a private placement of 2,000,000 units in the capital stock of the Corporation at a price of CDN$0.50 per unit for gross proceeds of CDN$1,000,000. Each unit is comprised of one common share and one-half of a share purchase warrant. Each whole warrant is exercisable into one common share over a two year period at a price of CDN$0.55 per share in the first year and CDN$0.60 per share in the second year.

Subsequent to December 31, 2001, the Corporation arranged a private placement of 3,800,000 common shares of the Corporation at CDN $0.40 per share for gross proceeds of CDN $1,520,000.

Mineral Properties

Tenke Fungurume Project

During the year ended December 31, 2001 the Corporation received $1,466,000 from BHP World Exploration Inc. ("BHP") pursuant to terms of an option agreement signed in December 1998 with BHP. BHP will, as long as the agreement remains in force, fund certain on-going project expenditures in accordance with the terms agreed. In 2001, these project expenditures included expenses relating to meetings with BHP and Gécamines to advance negotiations on alternative scenarios to allow the project to proceed, for detailed financial analysis and other commercial modeling and for holding costs and maintenance of the existing infrastructure at the Tenke Fungurume Project site. The agreement with BHP provides for project funding only and does not fund the Corporation's own corporate costs. The option, if exercised, would allow BHP to acquire at least a 45% interest in the Tenke Fungurume Project.

On February 23, 1999, the Corporation advised Gécamines, and the Government of DRC, that the continuing military turmoil and political events in the DRC, which commenced in August 1998, materially affected the Corporation's ability to carry out development of the Tenke Fungurume Project. These events entailed and continue to entail material changes and uncertainty as to the conditions of development and operation, including power supply, transportation and construction resources and government stability and thereby undermine the existing draft feasibility study and make it impossible to produce a final feasibility study. Notice was given of Force Majeure in accordance with the Corporation's agreements which has the effect of adjusting all time periods and dates under these agreements by taking into account the extension and delay arising out of these events of Force Majeure. The Corporation is required to make certain payments in respect of the Tenke Fungurume Project should the Corporation elect to put the project into production but the commitments which dictate the timing of these obligations are suspended pending conditions of Force Majeure.

Vicuña Project

In September 2000, the Corporation entered into an agreement with Rio Tinto Mining and Exploration Limited ("Rio Tinto") whereby Rio Tinto acquired an option to earn a 51% interest in the Vicuña and Lirio properties (the "Vicuña Project") through funding work commitments totalling US$10 million over four years. During 2001, the Corporation received US$688,000 from Rio Tinto to fund an exploration program on the Vicuña Project prior to its withdrawal in June 2001.

The Corporation does not intend to incur any further expenditures on exploration or development of the Vicuña Project until such time as a partner has been secured. Accordingly, the Corporation wrote down its investment in the Vicuña Project.

Risks

The Corporation's properties are subject to sovereign risks, including political and economic instability, government regulations relating to mining, military repression, civil disorder, currency fluctuations and inflation, all or any of which may impede the Corporation's activities or may result in the impairment or loss of part or all of the Corporation's interest in the properties.

Outlook

Political changes in accordance with the Lusaka Accord are in progress in the DRC via the Inter-Congolese Dialogue, an internationally sponsored procedure aimed at bringing the Great Lake Region conflict to a close. The Corporation is optimistic that this dialogue will improve conditions in the DRC such that project development of Tenke Fungurume can proceed.

As mentioned above, the agreement with BHP currently provides for the funding on the Tenke Fungurume project. As and when necessary the Corporation intends to continue to raise funds through possible equity financing, seek joint venture partners and/or project debt financing, to meet on-going needs for existing projects and to acquire and develop new projects as determined by the Board.

Quarterly Information

Financial Data for 8 Quarters	12 Months Ended Dec-01	9 Months Ended Sep-01	6 Months Ended Jun-01	3 Months Ended Mar-01	12 Months Ended Dec-00	9 Months Ended Sep-00	6 Months Ended Jun-00	3 Months Ended Mar-00
A. Total Revenues (000's)	137	6	6	5	21	18	17	14
B. Profit (loss) before extraordinary items (000's)	3,874	435	364	137	189	(412)	(533)	(206)
Profit (loss) per equity share	0.13	0.02	0.01	0.01	0.01	(0.02)	(0.03)	(0.01)
C. Net earnings (loss) (000's)	3,874	435	364	137	189	(412)	(533)	(206)

MARKET FOR SECURITIES

The Common Shares of the Corporation are currently listed on The Toronto Stock Exchange in Canada under the symbol "TNK".

DIRECTORS AND OFFICERS

The term of office of each director will expire at the next annual meeting of the Corporation or until successors are elected or appointed, unless otherwise sooner terminated.

Name, Municipality of Residence and Position, if any, Held in the Corporation	Services as a Director/Officer	Principal Occupation During the Past Five Years
LUNDIN, Adolf H. Geneva, Switzerland *(President and C.E.O.)*	March 7, 1978 to present	President and CEO of the Corporation; Chairman of Lundin Petroleum AB, North Atlantic Natural Resources AB and Vostok Nafta Investment Ltd. director and officer of a number of publicly-traded natural resource companies, including, Champion Resources Inc., International Curator Resources Ltd., South Atlantic Ventures and Santa Catalina Mining Corp.
CRAIG, John H. Toronto, Ont.	April 3, 1987 to present	Lawyer, partner of Cassels Brock & Blackwell LLP
LUNDIN, Lukas H. Vancouver, B.C.	Feb. 17, 1987 to present	Chairman of the Board and director of International Uranium Corporation and Tanganyika Oil Company Ltd.; President and director, International Curator Resources Ltd., Canmex Minerals Corporation and Santa Catalina Mining Corp.; director of a number of publicly-traded resource companies including, Atacama Minerals Corp., Lundin Petroleum AB. and South Atlantic Ventures Ltd.
RAND, William A. Vancouver, B.C.	April 26, 1979 to present	Self-employed businessman.
CONIBEAR, Paul K. West Vancouver, B.C.	May 27, 1999 to present	Chief Operating Officer of the Corporation; director of a number of publicly-traded companies, including, Atacama Minerals Corp., Champion Resources Inc. and MDX Medical Inc.
Wanda Lee Vancouver, B.C. *(Controller/Treasurer)*	May 27, 1999 to present	Controller/Treasurer for a number of publicly-traded companies, including Santa Catalina Mining Corp., Champion Resources Inc., Canmex Minerals Ltd., International Curator Resources Ltd. and South Atlantic Venturess Ltd.
KANSKY, Sandra Richmond, B.C. *(Corporate Secretary)*	May 30, 1988 to present	*Corporate Secretary of a number of publicly-traded natural resource* companies, including, International Curator Resources Ltd. and Champion Resources Inc.; Assistant Corporate Secretary, International Uranium Corporation

1) As at December 31, 2001, the directors and senior officers of the Corporation, as a group, beneficially own, directly or indirectly, or exercise control or direction over approximately 14,516,046 the Corporation or approximately 46.8% of the issued shares of the Corporation.

2) The Corporation does not have an executive committee. The Corporation is required to have an audit committee and a compensation committee. The following are members of the Corporation's Audit Committee and Compensation and Corporate Governance Committees:

Audit Committee	Compensation Committee	Corporate Governance Committee
William A. Rand (Chairman)	Adolf H. Lundin	William A. Rand
Paul K. Conibear	William A. Rand	Adolf H. Lundin
John H. Craig	John H. Craig	John H. Craig

Corporate Cease Trade Orders or Bankruptcies

No director, officer or person holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation, is, or within the past ten years before the date of this Annual Information Form been, a director or officer of any other issuer that, while such person was acting in that capacity (i) was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, or

(ii) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold its assets.

Penalties or Sanctions

No director, officer or person holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation has ever been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Personal Bankruptcies

No director, officer or person holding a sufficient number of securities of the Corporation, or a personal holding company of any such persons, has, within the ten years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold the assets of that individual or company.

Conflicts of Interest

Certain directors and officers of the Corporation are directors, officers and/or shareholders of other private and publicly listed companies, including companies that engage in oil and gas exploration and development. To the extent that such other companies may participate in or be affected by ventures involving the Corporation, these directors and officers of the Corporation may have conflicting interests in negotiating, settling and approving the terms of such ventures. Conflicts of interest affecting the directors and officers of the Corporation will be governed by the *Canada Business Corporations Act* and other applicable laws. In the event that such a conflict of interest arises at a meeting of the Board of Directors of the Corporation, a director affected by the conflict must disclose the nature and extent of his interest and abstain from voting for or against matters concerning the venture.

ADDITIONAL INFORMATION

The Corporation shall provide to any person, upon request to the Corporate Secretary of the Corporation:

(a) when the securities of the Corporation are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities:

   (i) one copy of the Annual Information Form of the Corporation, together with a copy of any document or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

   (ii) one copy of the comparative financial statements of the Corporation for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Corporation subsequent to the financial statements for the Corporation's most recently completed financial year;

   (iii) one copy of the information circular of the Corporation in respect to its most recent annual meeting of shareholders that involved the election of directors; and

   (iv) one copy of any other documents that are incorporated by reference into a preliminary short form prospectus or the short form prospectus and are not required to be provided under (i), (ii) or (iii); or

(b) at any other time, one copy of any of the documents referred to in clauses (a) (i),(ii) and (iii), provided that the Corporation may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Corporation.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Issuer's securities, options to purchase securities and interests of insiders in material transactions, if applicable, is contained in the Corporation's management proxy circular prepared in connection with the Corporation's annual and special meeting to be held on June 6, 2002, which involves the election of directors. Additional financial information is provided in the Corporation's comparative financial statements for the recently-completed financial year ended December 31, 2001.